Exhibit 2.1

Execution Version

AMENDED AND RESTATED

MERGER AGREEMENT

BY AND AMONG

SOUNDHOUND AI, INC.,

LIGHTSPEED MERGER SUB INC.,

LIGHTSPEED MERGER SUB II INC.,

AND

LIVEPERSON, INC.

DATED AS OF JULY 2, 2026

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3.22	Information Supplied	40
3.23	Takeover Statutes	40
3.24	Related Party Transactions	41
3.25	Insurance	41
3.26	Brokers	41
3.27	No Other Representations or Warranties	41

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS		42

4.1	Organization and Qualification	42
4.2	Authority	42
4.3	No Conflict	43
4.4	Required Filings and Consents	43
4.5	SEC Filings; Financial Statements	43
4.6	Information Supplied	44
4.7	Takeover Statutes	45
4.8	Ownership of Merger Subs	45
4.9	Valid Issuance	45
4.10	Brokers	45
4.11	No Other Representations and Warranties	45

ARTICLE 5 CONDUCT OF THE COMPANY		46

5.1	Conduct of Business by the Company Pending the Closing	46

ARTICLE 6 ADDITIONAL COVENANTS OF THE PARTIES		50

6.1	Preparation of Proxy Statement/Prospectus and Registration Statement; Company Stockholder Meeting	50
6.2	Access to Information; Confidentiality	53
6.3	Company Non-Solicitation	54
6.4	Appropriate Action; Consents; Filings	58
6.5	Certain Notices	60
6.6	Stockholder Litigation	61
6.7	Public Announcements	61
6.8	Employee Benefit Matters	61
6.9	Indemnification of Directors and Officers	63
6.10	Section 16 Matters	65
6.11	Listing Matters	65
6.12	Takeover Statutes	65
6.13	Tax Benefits Preservation Plan	65
6.14	Cooperation as to Integration	66
6.15	Repayment of 2026 Notes; Note Restructuring Transactions	67
6.16	Director Resignations	67

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ARTICLE 7 CONDITIONS TO CONSUMMATION OF THE MERGERS		67

7.1	Conditions to Obligations of Each Party Under This Agreement	67
7.2	Additional Conditions to Obligations of Parent and the Merger Subs	68
7.3	Additional Conditions to Obligations of the Company	69

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		70

8.1	Termination	70
8.2	Effect of Termination	72
8.3	Company Termination Fee	72

ARTICLE 9 GENERAL PROVISIONS		74

9.1	Non-Survival of Representations and Warranties	74
9.2	Fees and Expenses	74
9.3	Notices	74
9.4	Certain Definitions	75
9.5	Terms Defined Elsewhere	91
9.6	Headings	94
9.7	Entire Agreement	94
9.8	Assignment	94
9.9	Severability	94
9.10	No Third Party Beneficiaries	94
9.11	Mutual Drafting; Interpretation	94
9.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	95
9.13	Counterparts	96
9.14	Specific Performance	96
9.15	Modification or Amendment	97
9.16	Extension; Waiver	97

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AMENDED AND RESTATED MERGER AGREEMENT

This AMENDED AND RESTATED MERGER AGREEMENT, dated as of July 2, 2026 (this “Agreement”), is by and among SoundHound AI, Inc., a Delaware corporation (the “Parent”), Lightspeed Merger Sub Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub I”), Lightspeed Merger Sub II Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs” and the Merger Subs together with Parent, the “Parent Parties”), and LivePerson, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 9.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

A. Parent, Merger Sub I and the Company entered into that certain Merger Agreement, dated as of April 21, 2026 (the “Original Agreement”) pursuant to which, on the terms and subject to the conditions set forth in the Original Agreement, Merger Sub I would merge with and into the Company, and the Company would survive such merger as an indirect wholly owned subsidiary of Parent;

B. Pursuant to Section 9.15 of the Original Agreement, the Original Agreement may be amended, modified or supplemented by Parent, the Company and Merger Sub I by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time (as such term is defined in the Original Agreement);

C. Pursuant to Section 9.15 of the Original Agreement, Parent, Merger Sub I and the Company desire to amend and restate the Original Agreement in its entirety to reflect the terms and conditions set forth herein;

D. The parties now intend that, on the terms and subject to the conditions set forth in this Agreement, (a) Merger Sub I be merged with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation in the First Merger (the Company, as the surviving entity in the First Merger, sometimes being referred to herein as the “First Surviving Corporation”) as an indirect wholly owned Subsidiary of Parent in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the First Effective Time (other than Company Cancelled Shares and the TASE Shares) shall be converted automatically into the right to receive the Per Share Merger Consideration, and (b) immediately following the First Merger, Merger Sub II be merged with and into the First Surviving Corporation (the “Second Merger”, and together with the First Merger, the “Mergers”), with the First Surviving Corporation continuing as the surviving corporation in the Second Merger (the Company or the First Surviving Corporation, as the surviving entity in the Second Merger, sometimes being referred to herein as the “Surviving Corporation”) as an indirect wholly owned Subsidiary of Parent in accordance with the applicable provisions of the DGCL, pursuant to which each TASE Share issued and outstanding immediately prior to the Second Effective Time (other than any Dissenting Shares) shall be converted automatically into the right to receive the Per Share Cash Merger Consideration;

E. The Board of Directors of the Company (the “Company Board”) has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers and (iii) determined to recommend that the Company’s stockholders adopt this Agreement (collectively, the “Company Board Recommendation”);

F. The Board of Directors of Parent (the “Parent Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Mergers and the Parent Share Issuance, are advisable, fair to and in the best interests of Parent and its stockholders and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers and the Parent Share Issuance;

G. The respective Boards of Directors of Merger Sub I and Merger Sub II have, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the applicable Merger, are advisable, fair to, and in the best interests of Merger Sub I and Merger Sub II, respectively, and each of their respective sole stockholders, and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the applicable Merger; and

H. Concurrently with the execution of the Original Agreement, each holder of Secured Notes and Parent entered into a Notes Restructuring Agreement (the “Notes Restructuring Agreement” and the transactions contemplated by the Notes Restructuring Agreement, the “Notes Restructuring Transactions”), pursuant to which, among other actions and matters, such holders agreed to release and deem satisfied in full the Secured Notes for the consideration contemplated thereby.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties agree to amend and restate the Original Agreement in its entirety to reflect the terms and conditions set forth herein as follows:

Article 1

THE MERGERS

1.1 The Mergers. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL:

(a) At the First Effective Time, Merger Sub I shall merge with and into the Company, the separate corporate existence of Merger Sub I shall cease and the Company shall continue as the First Surviving Corporation. Immediately following the First Effective Time, Merger Sub II shall merge with and into the First Surviving Corporation, the separate corporate existence of Merger Sub II shall cease and the First Surviving Corporation shall continue as the Surviving Corporation. Immediately following the Second Effective Time, the Surviving Corporation shall be a direct wholly owned Subsidiary of Lightspeed Merger Sub Holdco, Inc., a Delaware corporation (“Intermediate Sub”), which is a direct wholly owned Subsidiary of SoundHound, Inc., a Delaware corporation, which is a direct wholly owned Subsidiary of Parent. The Mergers shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, (i) from and after the First Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub I shall vest in the First Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the First Surviving Corporation, and (ii) from and after the Second Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the First Surviving Corporation and Merger Sub II shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the First Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Corporation.

(b) From and after the First Effective Time until the Second Effective Time, the certificate of incorporation and the bylaws of the Company as in effect immediately prior to the First Effective Time shall continue to be the certificate of incorporation and bylaws of the First Surviving Corporation.

(c) At the Second Effective Time, by virtue of the Second Merger and without any action by the Company, Parent, Merger Sub II or any other Person, the certificate of incorporation and the bylaws of the First Surviving Corporation shall be amended to be identical to the certificate of incorporation and bylaws of Merger Sub II (except that the name of the First Surviving Corporation shall not be changed), as in effect immediately prior to the Second Effective Time.

(d) The directors of the Company serving in such positions immediately prior to the First Effective Time shall continue as the directors of the First Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Surviving Corporation until the Second Effective Time. The officers of the Company serving in such positions immediately prior to the First Effective Time shall continue as the officers of the First Surviving Corporation.

(e) The directors of Merger Sub II serving in such positions immediately prior to the Second Effective Time shall become, as of the Second Effective Time, the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the First Surviving Corporation serving in such positions immediately prior to the Second Effective Time shall become, effective as of the Second Effective Time, the officers of the Surviving Corporation, each until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(f) Solely for purposes of Sections 251 and 262 of the DGCL, this Agreement shall constitute separate agreements of merger with respect to the First Merger and the Second Merger.

1.2 Closing and Effective Times of the Mergers.

(a) The closing of the Mergers (the “Closing”) shall take place remotely by electronic exchange of executed documents at 9:00 a.m., New York City time, as soon as practicable (and, in any event, within five (5) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all of the applicable conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), or at such other time and place as the parties shall agree in writing. The date and time at which the Closing occurs is referred to herein as the “Closing Date”.

(b) On the Closing Date, (i) Parent, Merger Sub I and the Company shall cause a certificate of merger (the “First Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL and (ii) immediately after the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware, Parent, Merger Sub II and the Company shall cause a certificate of merger (the “Second Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The First Merger shall become effective at the time the First Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other date and time as is agreed upon by the parties and specified in the First Certificate of Merger in accordance with the DGCL (such time as the First Merger becomes effective, the “First Effective Time”). The Second Merger shall become effective at the time the Second Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other date and time as is agreed upon by the parties and specified in the Second Certificate of Merger in accordance with the DGCL, but in any event at least one minute after the First Effective Time (such time as the Second Merger becomes effective, the “Second Effective Time”).

Article 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or the holders of any capital stock of the Company, Parent, or the Merger Subs:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than Company Cancelled Shares and the TASE Shares) shall be automatically converted into the right to receive the Per Share Merger Consideration.

(ii) All shares of Company Common Stock (other than any Company Cancelled Shares and the TASE Shares) shall cease to be outstanding and shall be automatically cancelled and shall cease to exist and, as of the First Effective Time, each holder of record of shares of Company Common Stock (other than Company Cancelled Shares and the TASE Shares) shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a)(i) and in accordance with Section 2.2 (together with any dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively).

(iii) All shares of Company Common Stock (including TASE Shares) held by (x) the Company as treasury shares, (y) any Company Subsidiary or (z) Parent or any Subsidiary of Parent (a “Parent Subsidiary”), in each case, immediately prior to the First Effective Time (collectively, the “Company Cancelled Shares”), shall be automatically cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv) All TASE Shares issued and outstanding immediately prior to the First Effective Time shall remain issued and outstanding.

(v) Each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall cease to be outstanding and shall automatically be converted into a number of shares of common stock of the First Surviving Corporation equal to the number of shares of Company Common Stock cancelled pursuant to Section 2.1(a)(ii) (the “Merger Sub I Merger Shares”).

(b) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Company, Parent, the Merger Subs or the holders of any capital stock of the Company, Parent, or the Merger Subs:

(i) Each (A) TASE Share issued and outstanding immediately prior to the Second Effective Time (other than any Dissenting Shares) shall be automatically converted into the right to receive the Per Share Cash Merger Consideration, and (B) each Merger Sub I Merger Share shall be cancelled for no consideration.

(ii) All TASE Shares (other than any Dissenting Shares) and all Merger Sub I Merger Shares shall cease to be outstanding and shall be automatically cancelled and shall cease to exist and, as of the Second Effective Time, each holder of record of TASE Shares (other than any Dissenting Shares) or Merger Sub I Merger Shares shall cease to have any rights with respect thereto, except, in the case of the holders of TASE Shares (other than any Dissenting Shares), the right to receive the Per Share Cash Merger Consideration pursuant to Section 2.1(b)(i)(A) and in accordance with Section 2.2.

(iii) Each share of common stock, par value $0.01 per share, of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

(c) If, prior to the First Effective Time or the Second Effective Time, Parent or the Company should split, subdivide, consolidate, combine or otherwise reclassify the Parent Common Stock or the Company Common Stock, as applicable, or pay a stock dividend or other stock distribution in the Parent Common Stock or the Company Common Stock, as applicable, or otherwise change the Parent Common Stock or the Company Common Stock, as applicable, into any other securities, or make any other such stock dividend or stock distribution in capital stock of Parent or the Company in respect of the Parent Common Stock or the Company Common Stock, as applicable, then any number or amount contained herein which is based upon the price or the number or fraction of shares of Parent Common Stock or Company Common Stock, as applicable, shall be appropriately adjusted to proportionately reflect such split, combination, stock dividend or other stock distribution or change; provided that nothing in this Section 2.1(c) shall be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Agent. At or prior to the First Effective Time, Parent shall designate a reputable bank or trust company to act as the exchange agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the issuances and payments contemplated by Section 2.1(a)(i), Section 2.3 and Section 2.4 (the “Exchange Agent”). At or prior to the First Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (I)(x) an amount of uncertificated, book-entry shares representing the number of shares of Parent Common Stock sufficient to effect the issuances contemplated by Section 2.1(a)(i) and (y) an amount of cash sufficient to deliver the payments contemplated by Section 2.4, in each case, to which holders of Company Common Stock shall be entitled at the First Effective Time pursuant to Section 2.1(a)(i) and Section 2.4, as applicable, and (II) an amount of cash sufficient to deliver the payments contemplated by Section 2.1(b)(i)(A) to which holders of TASE Shares shall be entitled at the Second Effective Time pursuant to Section 2.1(b)(i)(A). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder. Following the First Effective Time, Parent shall pay, or shall cause to be paid to the Exchange Agent, from time to time, as needed, cash sufficient to pay dividends and other distributions pursuant to Section 2.3 and Section 2.4, as applicable. In the event such deposited shares or funds are insufficient to effect the issuances or make the payments contemplated pursuant to Section 2.1(a)(i), Section 2.1(b)(i)(A), Section 2.3 and Section 2.4, as applicable, Parent shall promptly deposit, or cause to be deposited, with the Exchange Agent such additional shares or funds, as applicable, to ensure that the Exchange Agent has at all times sufficient shares or funds, as applicable, to effect such issuances and make such payments. Earnings from any investment by the Exchange Agent (to be made solely at Parent’s direction) of the cash deposited by Parent with the Exchange Agent pursuant to the second and fourth sentences of this Section 2.2(a) shall be the sole and exclusive property of Parent. No part of such earnings shall accrue to the benefit of holders of Company Common Stock (other than by virtue of receipt of the issuances or payments contemplated by Section 2.1(a)(i), Section 2.1(b)(i)(A), Section 2.3 and Section 2.4, in each case, pursuant to the terms thereof) and no losses shall alter Parent’s obligation to cause the Exchange Agent to issue the shares or pay the cash contemplated by Section 2.1(a)(i), Section 2.1(b)(i)(A), Section 2.3 and Section 2.4, as applicable, in accordance with Section 2.2(b).

(b) Procedures for Surrender; Treatment of Company Certificated Shares and Company Book-Entry Shares.

(i) Company Certificated Shares. As soon as practicable after the First Effective Time (and in no event later than three (3) Business Days after the First Effective Time), Parent shall cause the Exchange Agent to mail to each Person that was a holder of record of shares of Company Common Stock represented by a certificate (“Company Certificated Shares”) immediately prior to the First Effective Time: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificated Shares shall pass, only upon delivery of the Company Certificated Shares to the Exchange Agent, and shall otherwise be in such form as Parent, the Company and the Exchange Agent shall reasonably agree; and (B) instructions for effecting the surrender of the Company Certificated Shares (or affidavits of loss in lieu of the Company Certificated Shares as provided in Section 2.2(f)) in exchange for the issuance of the Per Share Merger Consideration pursuant to Section 2.1(a)(i) (together with any dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively). Upon surrender of any Company Certificated Shares (or affidavit of loss in lieu of the Company Certificated Shares as provided in Section 2.2(f)) to the Exchange Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Company Certificated Shares, the holder of such Company Certificated Shares shall be entitled to receive, and Parent shall cause the Exchange Agent to issue and pay, if applicable, and deliver as promptly as practicable after such surrender, (x) credit in the stock ledger and other appropriate books and records of Parent for the number of shares of Parent Common Stock into which the shares of Company Common Stock of such holder shall have been converted pursuant to Section 2.1(a)(i) and (y) any dividends or other distributions (if any) or any cash payment (if any) that such holder has the right to receive pursuant to Section 2.3 and Section 2.4, respectively, any Company Certificated Shares so surrendered shall forthwith be cancelled. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Company Certificated Shares are registered, it shall be a condition precedent of payment that the Company Certificated Shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Company Certificated Shares so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Company Certificated Shares. Until surrendered as contemplated hereby, each Company Certificated Share shall be deemed at any time after the First Effective Time to represent only the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a)(i) (together with any dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively).

(ii) Company Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of shares of Company Common Stock held in book-entry form (“Company Book-Entry Shares”) shall be required to deliver a certificate evidencing such Company Book-Entry Shares or, in the case of holders of Company Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the

Exchange Agent to receive the Per Share Merger Consideration or Per Share Cash Merger Consideration, as applicable, that such holder is entitled to receive pursuant to Section 2.1(a)(i) or Section 2.1(b)(i)(A), as applicable, or any dividends or other distributions (if any) or any cash payment (if any) that such holder is entitled to receive pursuant to Section 2.3 and Section 2.4, respectively. In lieu thereof, each holder of record of one or more Company Book-Entry Shares held through The Depository Trust Company whose Company Common Stock were converted into the right to receive (I) the Per Share Merger Consideration shall automatically, upon the First Effective Time, be entitled to receive, and Parent shall cause the Exchange Agent to issue and pay, if applicable, and deliver as promptly as practicable after the First Effective Time, (A) credit in the stock ledger and other appropriate books and records of Parent for the number of shares of Parent Common Stock into which such Company Book-Entry Shares have been converted pursuant to Section 2.1(a)(i) and (B) any dividends or other distributions (if any) or any cash payment (if any) that such holder has the right to receive pursuant to Section 2.3 and Section 2.4, respectively, and any Company Book-Entry Shares shall forthwith be cancelled, or (II) the Per Share Cash Merger Consideration shall automatically, upon the Second Effective Time, be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver to the Depository Trust Company or its nominee as promptly as practicable after the Second Effective Time, the cash payment of the Per Share Cash Merger Consideration for such Company Book-Entry Shares that have been converted pursuant to Section 2.1(b)(i)(A), and any Company Book-Entry Shares shall forthwith be cancelled. As soon as practicable after the First Effective Time (and in no event later than three (3) Business Days after the First Effective Time), Parent shall cause the Exchange Agent to mail to each Person that was, immediately prior to the First Effective Time, a holder of record of Company Book-Entry Shares not held through The Depository Trust Company: (I) a letter of transmittal, which shall be in such form as Parent, the Company and the Exchange Agent shall reasonably agree; and (II) instructions for returning such letter of transmittal in exchange for (1) the issuance of the Per Share Merger Consideration pursuant to Section 2.1(a)(i) (together with any dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively) or (2) the payment of the Per Share Cash Merger Consideration pursuant to Section 2.1(b)(i)(A), as applicable. Upon delivery of such letter of transmittal, duly executed and in proper form, with respect to such Company Book-Entry Shares, the holder of such Company Book-Entry Shares shall be entitled to receive, and Parent shall cause the Exchange Agent to issue and pay, if applicable, and deliver as promptly as practicable after such delivery, (A) credit in the stock ledger and other appropriate books and records of Parent for the number of shares of Parent Common Stock into which such Company Book-Entry Shares have been converted pursuant to Section 2.1(a)(i), (B) a cash payment for the Per Share Cash Merger Consideration for such Company Book-Entry Shares that have been converted pursuant to Section 2.1(b)(i)(A), and (C) any dividends or other distributions (if any) or any cash payment (if any) that such holder has the right to receive pursuant to Section 2.3 and Section 2.4, respectively, and any Company Book-Entry Shares shall forthwith be cancelled. Payment of the Per Share Merger Consideration or the Per Share Cash Merger Consideration, as applicable, with respect to Company Book-Entry Shares shall only be made to the Person in whose name such Company Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Company Book-Entry Shares. Until paid or surrendered as contemplated hereby, (I) each Company Book-Entry Share (other than TASE Shares) shall be deemed at any time after the First Effective Time to represent only the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a)(i) (together with dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively), and (II) subject to Section 2.11, each Company Book-Entry Share that is a TASE Share shall be deemed at any time after the Second Effective Time to represent only the right to receive the Per Share Cash Merger Consideration pursuant to Section 2.1(b)(i)(A).

(c) Transfer Books; No Further Ownership Rights in Shares. The shares of Parent Common Stock issued upon conversion of shares of Company Common Stock pursuant to and in accordance with Section 2.1(a)(i) and Section 2.2 (together with dividends or other distributions (if any) or any cash payment (if any) pursuant to Section 2.3 and Section 2.4, respectively) or the payment of the Per Share Cash Merger Consideration in respect of shares of Company Common Stock that have been converted pursuant to Section 2.1(b)(i)(A), as applicable, shall be deemed to have been delivered or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. From and after (i) the First Effective Time, (x) all holders of Company Common Stock (other than holders of TASE Shares) shall cease to have any rights as stockholders of the Company other than the right to receive the Per Share Merger Consideration into which the shares of Company Common Stock have been converted pursuant to Section 2.1(a)(i) (together with dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively) and (y) the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company, and (ii) the Second Effective Time, subject to Section 2.11, all holders of TASE Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Per Share Cash Merger Consideration into which the shares of Company Common Stock have been converted pursuant to Section 2.1(b)(i)(A).

(d) Post-Effective Time Surrender. If, (i) after the First Effective Time, any Company Certificated Shares (other than TASE Shares) are presented to Parent, the First Surviving Corporation or the Surviving Corporation for any reason, such Company Certificated Shares shall be cancelled and exchanged for the Per Share Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a)(i) (together with dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively), or (ii) after the Second Effective Time, subject to Section 2.11, any Company Certificated Shares that are TASE Shares are presented to Parent or the Surviving Corporation for any reason, such Company Certificated Shares shall be cancelled and exchanged for the Per Share Cash Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(b)(i)(A), in each case, subject to abandoned property, escheat or other similar Laws.

(e) Termination of Fund; Abandoned Property; No Liability. Any portion of the shares or funds (including any interest received with respect thereto) made available to the Exchange Agent that remains unclaimed by the holders of Company Common Stock on the first anniversary of the Second Effective Time shall be returned to Parent upon demand, and any such holder of Company Common Stock who has not complied with Section 2.2(b) prior to such time shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) for delivery of the Per Share Merger Consideration that such holder is entitled pursuant to Section 2.1(a)(i) and any dividends or other distributions (if any) or any cash payment (if any) that such holder has the right to receive with Section 2.3 and Section 2.4, respectively, or the Per Share Cash Merger Consideration that such holder is entitled to pursuant to Section 2.1(b)(i)(A). Any shares or funds remaining unclaimed by the holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claim or interest of any Person previously entitled thereto immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or their respective affiliates will be liable to any holder of Company Common Stock for the Per Share Merger Consideration (or any dividends or other distributions or any cash payable in connection therewith in accordance with Section 2.3 and Section 2.4, respectively) or the Per Share Cash Merger Consideration, as applicable, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Company Certificated Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificated Shares, upon the making of an affidavit of that fact by the holder thereof, the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1(a)(i) (together with dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively) or the Per Share Cash Merger Consideration payable in respect thereof pursuant to Section 2.1(b)(i)(A), as applicable. Parent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Merger Consideration (and any dividends or other distributions (if any) or any cash payment (if any) that the holder thereof has the right to receive pursuant to Section 2.3 and Section 2.4, respectively) or the Per Share Cash Merger Consideration, as applicable, require the owner of such lost, stolen or destroyed Company Certificated Shares to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the First Surviving Corporation, the Surviving Corporation or the Exchange Agent with respect to the Company Certificated Shares alleged to have been lost, stolen or destroyed.

2.3 Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the First Effective Time shall be paid to the holder of any shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a)(i) until such holder shall comply with the provisions of Section 2.2(b). Subject to escheat, Tax or other applicable Law, following the surrender of any such shares of Company Common Stock in accordance with Section 2.2(b), such holder shall be entitled to receive any such dividends or distributions, without interest, which theretofore had become payable with respect to the Parent Common Stock exchangeable for such Company Common Stock pursuant to Section 2.1(a)(i) (after giving effect to any required Tax withholdings as provided in Section 2.9).

2.4 Fractional Shares. No fractional shares of Parent Common Stock shall be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1(a)(i), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Stock converted pursuant to Section 2.1(a)(i) that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock delivered by such holder in accordance with Section 2.2(b)) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the Parent Closing Stock Price. Company and Parent acknowledge that payment of any cash in lieu of fractional shares pursuant to and in accordance with this Section 2.4 was not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

2.5 Further Assurances. From and after the Second Effective Time, the respective officers of Parent and the Surviving Corporation, as applicable, shall be authorized to execute and deliver, in the name and on behalf of the Company or any Parent Party, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or any Parent Party, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation, as applicable, as a result of, or in connection with, the Mergers.

2.6 Treatment of Company Equity Awards.

(a) Company Options.

(i) At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or the holders thereof, each In-the-Money Company Option that is outstanding and unexercised immediately prior to the First Effective Time and held by an individual who, as of immediately after the Second Effective Time, will constitute an “employee” of Parent within the meaning of Form S-8 (a “Continuing Service Provider”), whether or not then vested or exercisable, shall be assumed by Parent and converted into an option to acquire shares of Parent Common Stock in accordance with this Section 2.6(a)(i) (each, an “Assumed Option”). Each such Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding In-the-Money Company Option immediately prior to the First Effective Time (including vesting and exercisability terms) except that, as of the First Effective Time, each such Assumed Option shall constitute an option to acquire that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to the corresponding In-the-Money Company Option immediately prior to the First Effective Time multiplied by (ii) the Per Share Merger Consideration, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of the corresponding In-the-Money Company Option by (B) the Per Share Merger Consideration.

(ii) At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or the holders thereof, each In-the-Money Company Option that is outstanding and unexercised immediately prior to the First Effective Time that is not held by a Continuing Service Provider shall be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Net Share covered by such In-the-Money Company Option, less applicable Tax withholdings (provided, that such withholdings shall be satisfied by way of net settlement).

(iii) At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or the holders thereof, each Out-of-the-Money Company Option that is outstanding and unexercised immediately prior to the First Effective Time shall be cancelled without any payment in respect thereof.

(b) Company RSU Awards.

(i) At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or holders thereof, (A) each Company RSU Award that is outstanding immediately prior to the First Effective Time and held by a non-employee member of the Company Board, and (B) each Company RSU Award that is outstanding immediately prior to the First Effective Time and vested but not yet settled shall, in each case, be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each share of Company Common Stock subject to such Company RSU Award as of immediately prior to the First Effective Time, less applicable Tax withholdings (provided, that such withholdings shall be satisfied by way of net settlement).

(ii) At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, the Merger Subs or holders thereof, each Company RSU Award that is outstanding immediately prior to the First Effective Time (other than a Company RSU Award covered in Section 2.6(b)(i)) shall be assumed by Parent and converted into a restricted stock unit award covering shares of Parent Common Stock (each, an “Assumed RSU Award”) in accordance with this Section 2.6(b)(ii). Each such Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the First Effective Time (including service-vesting and settlement terms, but excluding any performance-based vesting conditions) except that, as of the First Effective Time, each such Assumed RSU Award shall cover that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to the corresponding Company RSU Award immediately prior to the First Effective Time multiplied by (ii) the Per Share Merger Consideration.

(c) Certain Non-US Awards. Notwithstanding anything to the contrary contained in this Section 2.6, if Parent determines that, for holders of Company Equity Awards employed outside of the United States, the treatment of Company Equity Awards prescribed by this Section 2.6 would reasonably be expected to cause an administrative burden to Parent, Parent may require that such awards be converted into cash-based awards that otherwise have the same terms and conditions as the corresponding Company Equity Awards held by such individuals or that such awards be cashed out at the Closing based on the value of the Per Share Merger Consideration.

(d) Company ESPP. As soon as practicable following the date of this Agreement, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to any offering periods in effect as of the date of the Original Agreement (the “Current ESPP Offering Periods”), no employee who is not a participant in a Current ESPP Offering Period as of the date of the Original Agreement may become a participant in the Current ESPP Offering Period, and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of the Original Agreement for such Current ESPP Offering Periods; (ii) subject to the consummation of the First Merger, the Company ESPP shall terminate effective immediately prior to the First Effective Time; (iii) if the Current ESPP Offering Periods terminate prior to the First Effective Time, then the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement; and (iv) if any Current ESPP Offering Period is still in effect at the First Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date that is no later than three (3) Business Days prior to the Closing Date.

(e) Other Actions.

(i) Prior to the First Effective Time, the Company shall pass such resolutions and take such other actions as are necessary so as to cause the treatment of the Company Equity Awards and the Company ESPP as contemplated by this Section 2.6.

(ii) On or prior to the Closing Date, Parent shall file, or have on file with the SEC, a registration statement on Form S-8 (or any successor form) relating to the shares of Parent Common Stock issuable with respect to the Assumed Options and Assumed RSU Awards, and Parent shall use its best efforts to maintain the effectiveness of such registration statement for so long as Assumed Options or Assumed RSU Awards remain outstanding.

2.7 Treatment of Company Warrants. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent or the Merger Subs, or the holders thereof, each Company Warrant outstanding and unexercised immediately prior to the First Effective Time shall be cancelled without any payment in respect thereof.

2.8 Estimated Closing Statement. No earlier than twenty (20) Business Days nor later than fifteen (15) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Estimated Closing Statement”), certified by the Chief Financial Officer of the Company, setting forth (a) a good faith estimated unaudited balance sheet of the Company and (b) the Company’s good faith estimate of the Company Cash Balance, in each case, as of 12:01 a.m. Pacific Time on the Closing Date. The Company shall deliver supporting calculations and documentation of such calculations (including with respect to any deductions contemplated by the definition of Company Cash Balance and reflected in such calculations), in detail reasonably acceptable to Parent, concurrently with the delivery of such Estimated Closing Statement. The Company shall consult in good faith with Parent and any Parent Representatives with respect to the preparation of, and with respect to any updates reasonably requested by the Parent or the Parent Representatives to, the Estimated Closing Statement until the date that is five (5) Business Days prior to the Closing Date. Subject to such good faith consultation by the Company and any updates to the Estimated Closing Statement resulting therefrom, the Company Cash Balance set forth in the Estimated Closing Statement as of such fifth (5th) Business Day prior to the Closing Date shall be deemed the final Company Cash Balance for purposes of calculating the Aggregate Consideration Amount.

2.9 Withholding Rights. Each of Parent, Merger Sub I, Merger Sub II, the Company, the First Surviving Corporation, the Surviving Corporation, the Exchange Agent, the Section 102 Trustee and any TASE member shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts, if any, as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Law. To the extent that any withholding obligation cannot be satisfied by the retention of cash amounts otherwise payable hereunder, each of Parent, Merger Sub I, Merger Sub II, the Company, the First Surviving Corporation, the Surviving Corporation, the Exchange Agent, the Section 102 Trustee and any TASE member may, in their sole discretion and without requiring the prior consent of the applicable recipient (except where required by applicable Law), sell or instruct to sell, on behalf of such recipient, such portion of the shares of Parent Common Stock otherwise deliverable to such recipient as is necessary to generate proceeds sufficient to satisfy the applicable withholding obligation. Neither Parent nor Merger Sub I, Merger Sub II, the Company, the First Surviving Corporation, the Surviving Corporation, the Exchange Agent, the Section 102 Trustee and any TASE member shall have any liability to the recipient for the market price obtained in connection with any such sale or for any market fluctuations or delays in effecting such sale, and the net cash proceeds from any such sale (after deducting the applicable Tax withholding amounts and any brokerage fees, commissions, or other transaction costs) shall be remitted to the recipient as soon as reasonably practicable. The parties shall reasonably cooperate with each other in good faith to minimize any such deduction or withholding, including, to the extent feasible and practicable in the circumstances, by seeking appropriate tax rulings. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts (a) shall be remitted by Parent, Merger Sub I, Merger Sub II, the Company, the First Surviving Corporation, the Surviving Corporation, the Exchange Agent, the Section 102 Trustee or any TASE member, as the case may be, to the applicable Governmental Entity as required by applicable Law and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.10 Tax Treatment. Each of Parent, SoundHound, Inc., Intermediate Sub, Merger Sub I, Merger Sub II and the Company intends that the exchange of shares of Company Common Stock for the Per Share Merger Consideration and the Per Share Cash Merger Consideration, as applicable, pursuant to the Mergers be treated as a transaction described in Section 1001 of the Code (the “Intended Tax Treatment”). None of Parent, SoundHound, Inc., Intermediate Sub, Merger Sub I, Merger Sub II or the Company or any of their affiliates shall take any position for U.S. federal income tax purposes (and applicable state, local and non-U.S. Tax purposes) on any Tax Return, in any Tax contest or audit or in any communication (whether written or unwritten) with any Governmental Entity that is inconsistent with the Intended Tax Treatment unless required by a “determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. Tax Law).

2.11 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, TASE Shares issued and outstanding immediately prior to the Second Effective Time and held by holder or beneficial owner of TASE Shares who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and are entitled to demand, and have properly demanded, appraisal of such TASE Shares (“Dissenting Shares”) pursuant to, and who have complied in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the right to receive the Per Share Cash Merger Consideration payable pursuant to Section 2.1(b)(i)(A), but instead at the Second Effective Time shall be converted into the right to receive payment of the fair value of such Dissenting Shares in accordance with the Appraisal Rights (it being understood and acknowledged that at the Second Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder or beneficial owner shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, that if any such holder or beneficial owner shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder or beneficial owner to be paid the fair value of such person’s Dissenting Shares shall cease and such Dissenting Shares shall automatically be converted into and shall represent the right to receive the Per Share Cash Merger Consideration.

(b) The Company shall give prompt notice to Parent of any demands received prior to the Second Effective Time by the Company for appraisal of any shares of Company Common Stock, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Appraisal Rights, and Parent shall be entitled to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Second Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c) With respect to any demand made by a holder of TASE Shares pursuant to and in accordance with this Section 2.11, the Company shall use reasonable efforts to coordinate with TASECH and the applicable TASE members to prevent payment of the Per Share Cash Merger Consideration in respect of such Dissenting Shares held through TASECH, including by requiring that the holder of such Dissenting Shares provide the TASECH any notice or instruction reasonably required by TASECH or the applicable TASE member in order to prevent such payment.

2.12 Prohibition on Transfer. To the fullest extent permitted by applicable Law, from the date of this Agreement until the earlier of the Second Effective Time and the termination of this Agreement in accordance with its terms, no holder or beneficial owner of shares of Company Common Stock shall be permitted to transfer any shares of Company Common Stock (other than TASE Shares) owned by such person to the TASECH such that such shares of Company Common Stock that were not previously TASE Shares would, upon the completion of such transfer, constitute TASE Shares. The Company shall, and shall cause each Company Representative to, use its reasonable best efforts to take all appropriate action to effect the foregoing restriction.

Article 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”) concurrent with the execution of the Original Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates); provided, that, disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify one or more other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections, and (b) as otherwise disclosed or identified in the Company SEC Documents filed or furnished by the Company with the SEC on or after January 1, 2024 and at least two (2) Business Days prior to the date of the Original Agreement (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature, but including any historical or factual matters disclosed in such sections), the Company hereby represents and warrants to Parent as of the date of the Original Agreement, other than for purposes of Sections 3.1 through 3.5, 3.8(b), 3.23, and 3.26 which the Company hereby represents and warrants to Parent as of the date hereof, as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) The Company and each of its Subsidiaries (each, a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available or caused to be made available to Parent true and complete copies of (i) any amendments to the Fourth Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”) not filed prior to the date hereof with the SEC, (ii) any amendments to the Fourth Amended and Restated By-Laws of the Company (the “Company Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary.

(c) Section 3.1(c) of the Company Disclosure Schedule sets forth a true and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. The Company owns, beneficially and of record, directly or indirectly, all Equity Interests of the Company Subsidiaries free and clear of any Liens other than Permitted Liens; except where the failure to own such interest has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 20,000,000 shares of Company Common Stock, of which, as of the close of business on April 17, 2026 (the “Company Capitalization Date”), there were 12,135,767 shares of Company Common Stock issued and outstanding and (ii) 5,000,000 shares of Preferred Stock, par value $0.001 per share, of the Company (“Company Preferred Stock” and together with the Company Common Stock, the “Company Stock”), of which 200,000 shares of Company Preferred Stock were designated as Series A Junior Participating Preferred Stock and reserved for issuance pursuant to the Tax Benefits Preservation Plan. As of the Company Capitalization Date, no shares of Company Preferred Stock are issued and outstanding. No Company Subsidiary owns any shares of Company Stock or has any option or warrant to purchase shares of any Company Stock or any other Equity Interest in the Company. All of the outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

(b) As of the close of business on the Company Capitalization Date, the Company has no shares of Company Stock subject to or reserved for issuance, except for (i) 175,459 shares of Company Common Stock subject to outstanding Company Options (assuming that any applicable performance-based vesting conditions have been achieved at “target” levels), (ii) 672,610 shares of Company Common Stock subject to outstanding Company RSU Awards that vest based solely on continued service, (iii) 0 shares of Company Common Stock subject to outstanding Company RSU Awards with performance-based vesting conditions (assuming that the applicable performance goals have been achieved at “target” levels), (iv) 121,202 shares of Company Common Stock reserved for future issuance under the Company Equity Plans for awards not yet granted, (v) 92,972 shares of Company Common Stock reserved for issuance under the Company ESPP, (vi) 13,268 shares of Company Common Stock issuable upon the exercise of the 2026 Notes and (vii) 1,031,021 shares of Company Common Stock issuable upon the exercise of the Company Warrants. All shares of Company Common Stock subject to issuance under the Company Equity Plans and Company ESPP upon issuance prior to the First Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. Section 3.2(b) of the Company Disclosure Schedule sets forth the following information with respect to each outstanding Company Equity Award as of the close of business on the Company Capitalization Date: (1) the name (or employee identification number) of the holder thereof; (2) the number of shares of Company Common Stock issuable thereunder (with Company Equity Awards that are subject to performance-based vesting conditions disclosed assuming that applicable performance goals are achieved at each of “target” levels and “maximum” levels); (3) the grant date; (4) the expiration date (if any); (5) the exercise price (if any); (6) the vesting schedule under the terms of the applicable award agreement (including any vesting acceleration provisions); and (7) with respect to a Company Option, whether such Company Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code or is intended to be Tax-qualified under foreign law.

(c) Except for Equity Interests set forth in Section 3.2(b), the Company Warrants, and the Series A Junior Participating Preferred Stock purchase rights of the Company issued pursuant to the Tax Benefits Preservation Plan and associated with corresponding shares of Company Common Stock (the “Company Rights”), there are no outstanding Equity Interests or other options, phantom equity, warrants or other rights, relating to or based on the value of any Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. From the close of business on the Company Capitalization Date until the date hereof, the Company has not issued any Company Stock or other Equity Interests other than Company Common Stock issued upon the exercise or settlement of Company Equity Awards outstanding as of the close of business on the Company Capitalization Date in accordance with their terms.

(d) Except with respect to the Company Equity Awards, there are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to, any Company Stock or other Equity Interests of the Company or any Company Subsidiary.

3.3 Authority.

(a) The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Mergers. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Mergers, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and, except for the affirmative vote of the holders of a majority in voting power of the outstanding shares of Company Common Stock entitled to vote thereon in favor of the adoption of this Agreement (the “Required Company Vote”), no stockholder votes are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. The Company has duly and validly executed and delivered this Agreement and, assuming due and valid authorization, execution and delivery by the Parent Parties, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought (the “Enforceability Limitations”).

(b) The Company Board has adopted resolutions irrevocably, affirmatively and unconditionally determining that the Parent Parties and their respective affiliates, in each case, shall not be deemed an “Acquiring Person” (as defined in the Tax Benefits Preservation Plan) and no “Stock Acquisition Date”, “Triggering Event” or “Flip-In Trigger Date” (as such terms are defined in the Tax Benefits Preservation Plan) will occur as a result of the execution of this Agreement or any other agreement contemplated hereby or the consummation of the transactions contemplated hereby or thereby, including the Mergers

(the “Tax Benefits Preservation Plan Waiver”). The Company has previously provided true and complete copies of (i) the Tax Benefits Preservation Plan Waiver and (ii) the Tax Benefits Preservation Plan and all amendments thereto to the Parent Parties. Other than the Tax Benefits Preservation Plan, the Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

3.4 No Conflict. Subject to receipt of the Required Company Vote, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the Company Charter or the Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to any Company Material Contract or any Company Permit, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, rights, other occurrences or Liens which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.5 Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Parent Parties in Section 4.4, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the First Certificate of Merger and the Second Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of any Regulatory Laws, (c) compliance with the applicable requirements of the Exchange Act, Securities Act and any other applicable U.S. state or federal securities Laws, (d) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby and (e) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The performance of the obligations under this Agreement, and the consummation of the Mergers or any other transaction contemplated by this Agreement, in each case, will not require the publication of a prospectus or a similar offering document in Israel.

3.6 Compliance With Law. Neither the Company nor any Company Subsidiary is, or since January 1, 2023, has been in conflict with, default under or violation of any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Entity indicated to the Company an intention to conduct any such investigation, except for such investigations, the outcomes of which if determined adversely to the Company or any Company Subsidiary have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 SEC Filings; Financial Statements.

(a) The Company has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2024 (the “Company SEC Documents”) or with the ISA under the Israeli Securities Laws since January 1, 2024 (the “Company ISA Documents”). No Company Subsidiary is required to make any filings with the SEC.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of the Original Agreement, each Company SEC Document and Company ISA Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Israeli Securities Laws, as the case may be, and the rules and regulations of the SEC or the ISA, as applicable, promulgated thereunder applicable to such Company SEC Document or Company ISA Document, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company Financial Statements”) fairly present, in all material respects, the consolidated financial condition and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the Company Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be specifically indicated in the notes thereto), subject, in the case of any interim unaudited Company Financial Statements, to normal and recurring year-end adjustments (in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole) and the absence of notes and other presentation items (none of which, if presented, would materially differ from those presented in the most recent Company Financial Statements).

(d) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. The Company’s management has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and the Company does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) The Company and the Company Subsidiaries do not have any material liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto) except (i) as specifically and adequately disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company Financial Statements (none of which is a liability or obligation resulting from a breach of Contract, tort, or infringement), (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Mergers or the other transactions contemplated hereby and (iv) for liabilities and obligations that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

3.8 Absence of Certain Changes or Events.

(a) Since January 1, 2025 through the date of the Original Agreement, except for the discussion and negotiation of the Original Agreement, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(b) Since January 1, 2025 through the date hereof, there has not been any Company Material Adverse Effect or any change, event or development, that had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2026 through the date of the Original Agreement, there has not been any action taken by the Company or any Company Subsidiary that, if taken during the period between the date hereof through the Second Effective Time, would constitute a breach of Sections 5.1(a), 5.1(d), 5.1(f), 5.1(g), 5.1(i), 5.1(l), 5.1(o) or 5.1(q).

3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Company Benefit Plan as of the date of the Original Agreement, excluding (i) any Company Benefit Plan that is an employment offer letter or individual independent contractor or consultant agreement that (x) does not materially differ from the applicable form set forth on Section 3.9(a) of the Company Disclosure Schedule, (y) does not provide for (A) any change in control, retention or other payments or benefits that could be triggered by the consummation of the transactions contemplated hereby, or (B) severance payments or benefits (other than statutory payments or benefits under applicable Laws) and (z) can be terminated upon thirty (30) days’ notice or less without further payment, liability or obligation (other than as required by applicable Laws) and (ii) any individual award agreement evidencing Company Equity Awards that is on a form that does not materially differ from the applicable form set forth on Section 3.9(a) of the Company Disclosure Schedule. Section 3.9(a) of the Company Disclosure Schedule separately identifies each Company Benefit Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States (each, a “Non-U.S. Company Benefit Plan”). With respect to each material Company Benefit Plan, to the extent applicable, the Company and the Company Subsidiaries have either delivered or made available to Parent prior to the execution of the Original Agreement true, correct and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten Company Benefit Plans, written descriptions thereof, (ii) the most recent determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto, (vi) all nondiscrimination and compliance testing reports for the most recently completed plan year and (vii) all material non-routine correspondence to and from any Governmental Entity within the last three (3) years.

(b) Each Company Benefit Plan has been established, administered and maintained in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. With respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, such Company Benefit Plan has received a determination from the IRS that such Company Benefit Plan is so qualified (or if it is a prototype plan, it has a favorable opinion letter, or if it is a volume submitter plan, it has a favorable advisory letter), and, to the Knowledge of the Company, nothing has occurred that has or would reasonably be expected to adversely affect the qualification of such Company Benefit Plan.

(c) No Company Benefit Plan is, and none of the Company, any of the Company Subsidiaries or their respective ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or otherwise has any liability or obligation (whether direct or contingent) under or with respect to: (i) a Multiemployer Plan; (ii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; or (iv) a “defined benefit plan” (as defined in Section 3(35) of ERISA whether or not subject thereto) or any other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code. None of the Company or any of the Company Subsidiaries has any current or contingent liability or obligation as a consequence of being considered a single employer with any other Person under Section 414 of the Code during the past six (6) years.

(d) No Company Benefit Plan provides, and neither the Company nor any of the Company Subsidiaries sponsors, maintains, contributes to or is required to contribute to or has any liability with respect to any post-retirement welfare benefits, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”) or other applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) pursuant to an applicable agreement, plan or policy requiring the Company or any Company Subsidiary to pay or subsidize COBRA premiums for a terminated employee following the employee’s termination of employment.

(e) No claims, actions, causes of action, suits, litigations, proceedings, arbitrations, mediations, interferences, audits, assessments, hearings or other legal proceedings (including Proceedings but excluding routine claims for benefits) are pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan that would reasonably be expected to have a Company Material Adverse Effect.

(f) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby could (alone or in conjunction with any other event) (i) entitle any current or former employee, individual independent contractor, officer or director of the Company or any of the Company Subsidiaries to any compensation or benefits, (ii) increase the amount of any compensation or benefits due to any such individual, (iii) accelerate the vesting, funding or time of payment of any compensation or benefits due to any such individual or (iv) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, all required premiums for, contributions required to be made to, or other payments that are due in respect of each Company Benefit Plan have been timely and fully made in accordance with the terms of the applicable Company Benefit Plan and applicable Law.

(h) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all respects with all applicable requirements of Sections 409A of the Code. Neither the Company nor any of the Company Subsidiaries has any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(i) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Non-U.S. Company Benefit Plan (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Non-U.S. Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meets all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions. No Non-U.S. Company Benefit Plan is a defined benefit pension plan.

3.10 Labor and Other Employment Matters.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth, as of the date of the Original Agreement, a true, correct, and complete list of all employees of the Company and the Company Subsidiaries, including for each such employee their (i) name or identification number, (ii) job title, (iii) primary work location (city, state (where applicable), and country), (iv) date of hire, (v) base hourly or monthly rate, annual salary or other base rate of compensation, (vi) eligibility for commissions, bonuses or other incentive-based compensation payments (if any), (vii) full-time or part-time status, (viii) exempt or non-exempt status under applicable wage and hour Laws, (ix) employing entity, (x) for each employee located in the United States, status as active or on leave (including anticipated date of return if on leave and any protected status under any applicable Law), and (xi) for each Israeli Employee, such Israeli Employee’s prior notice entitlement (to the extent in excess of thirty (30) days or any legal requirement) and pension arrangement, including an indication on whether the Section 14 Arrangement has been applied on such employee since the commencement of their employment. Neither the Company nor any Company Subsidiary engages any personnel through manpower agencies in Israel.

(b) Section 3.10(b) of the Company Disclosure Schedule sets forth, as of the date of the Original Agreement, a true, correct, and complete list of all individual independent contractors engaged by or providing services to the Company or any Company Subsidiary, including those providing services through a sole proprietorship or an entity wholly owned and operated by the individual, including for each such contractor (i) their name, (ii) the services they provide, (iii) their primary work location (state (where applicable), and country), (iv) their first date of retention, (v) their compensation terms, and (vi) the entity that engages such contractor.

(c) Neither the Company nor any of the Company Subsidiaries is a party to or bound by any Collective Bargaining Agreement or has ever been a member of any employers’ association or organization. There are no and for the past three years there have been no (i) Union representing or purporting to represent any current or former employee of the Company or any Company Subsidiary in their role as an employee of the Company or any Company Subsidiary, (ii) union organizing activities or efforts with respect to the formation of a Union or demands of any Union for recognition or certification involving any current or former employee of the Company or any Company Subsidiary in their role as an employee of the Company or any Company Subsidiary, or (iii) representation proceedings or petitions seeking a representation proceeding pending or threatened to be brought or filed against the Company or any Company Subsidiary with any Governmental Entity. Neither the Company nor any Company Subsidiary, has paid, has received notice that it is required to pay or has been requested to pay, any payment (including professional organizational handling charges) to any employers’ association or organization.

(d) There is no, and for the past three years there has been no, labor strike, picketing, lockouts, handbillings, material labor grievances, material labor dispute, slowdown or concerted work stoppage pending or, to the Knowledge of the Company, threatened against or materially affecting the Company or any Company Subsidiary.

(e) The Company and the Company Subsidiaries are and for the past three years have been in compliance with (i) all applicable Laws respecting labor, employment and employment practices including, without limitation, all Laws respecting terms and conditions of employment, background checks, hiring, promotions, employee privacy, worker classification, health and safety, working conditions, meal and rest periods, wage payment, wages and hours, pay equity, overtime, child labor, immigration and work authorizations, employment eligibility verification, employment harassment and discrimination, retaliation, disability rights or benefits, accommodations, leaves of absence, paid sick leave, equal employment opportunity, fair employment practices, plant closures and layoffs, reduction in force, affirmative action, workers’ compensation, labor relations and collective bargaining, discipline, termination, social welfare obligations and unemployment insurance, notification of employment terms, travel expenses, recuperation pay, pension arrangement and statutory severance pay (as applicable), engaging employees through manpower agencies and/ or through services providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws, 2011, and (ii) all obligations of the Company or any Company Subsidiary under any employment agreement, consulting agreement, severance agreement, Collective Bargaining Agreement or any other employment or labor-related Contract or understanding, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary have incurred, and no circumstances exist under which the Company or any Company Subsidiary would reasonably be expected to incur, any material liability arising from (i) the failure to pay wages (including overtime wages) or to make any statutory required social contributions, (ii) the misclassification of any independent contractors or other non-employee workers, or (iii) the misclassification of any employees as exempt from the overtime requirements of applicable wage and hour Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(f) For the past three years, neither the Company nor any Company Subsidiary have implemented or effectuated a “mass layoff” or “plant closing” as defined under the Worker Adjustment and Retraining Notification Act of 1988 or by any equivalent foreign or state Law (each a “WARN Act”) or other employment decision sufficient in number to trigger application of an applicable WARN Act, nor is any “mass layoff” or “plant closing” expected. No employee of the Company or any Company Subsidiary is on furlough or temporary layoff or working hours that have been involuntarily reduced by 50% or more.

(g) Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, as of the date of the Original Agreement, there are no and for the past three years have been no Proceedings pending or, to the Knowledge of the Company, threatened based on, arising out of, in connection with, or otherwise relating to any applicant for employment, any current or former employee, any current or former individual independent contractor (including those providing or who provided services through sole proprietorships or entities wholly owned and operated by them), any other non-employee service provider (including workers provided through temporary staffing agencies or service contractors), or any other labor or employment matter.

(h) To the Knowledge of the Company, no current employee with a position at the Vice President level or higher, intends to terminate his or her employment or retire prior to the one-year anniversary of the Closing.

(i) For the past three (3) years, no material allegations of sexual harassment, discriminatory harassment, sexual assault, or sexual misconduct have been made or threatened by or against any current or former officer, director, executive, manager, or employee of the Company or any Company Subsidiary at the managerial level or higher relating to their capacity as such and neither the Company nor any Company Subsidiary has entered into any settlement or separation agreements related to any such allegation of sexual harassment, sexual assault or sexual misconduct. The Company and each Company Subsidiary have promptly, impartially and reasonably investigated all sexual harassment, discrimination and discriminatory harassment, sexual assault, sexual misconduct and retaliation allegations made against such individuals of which the Company or any Company Subsidiary are or were aware, and for each such allegation with potential merit, the Company or any Company Subsidiary has taken prompt, reasonable corrective actions reasonably calculated to prevent further harassment. Neither the Company nor any Company Subsidiary reasonably expects any material liability with respect to any such allegations and, to the Knowledge of the Company, there are no such allegations, that, if known to the public, would bring the Company or any Company Subsidiary into material disrepute.

(j) Solely with respect to employees of the Company or any Company Subsidiary who reside or work in Israel (“Israeli Employees”): (i) neither the Company nor any Company Subsidiary has or is subject to, and no Israeli Employee of the Company or any Company Subsidiary benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employers in Israel and no employee of the Company or any of its Subsidiaries benefits from any such extension orders); and (ii) all current and former Israeli Employees that are or were employed by the Company or any Company Subsidiary are, and were, lawfully subject to the arrangement under Section 14 of the Israeli Severance Pay Law – 1963 (the “Section 14 Arrangement”) during such individual’s entire period of engagement with the Company or the applicable Company Subsidiary and such Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding such individual based on their full determining salaries and from their commencement date of employment, and upon termination of their employment the Company or any Company Subsidiary shall be under no obligation to pay any additional severance amounts. To the knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals from any Governmental Entity. Except for matters that have not resulted in and would not, individually or in the aggregate, result in material liabilities to the Company and any Company Subsidiaries, taken as a whole, all amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by any applicable Law, or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice).

3.11 Contracts.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth, as of the date of the Original Agreement, a true and complete list of each Contract to which the Company or any Company Subsidiary is a party or by which their respective properties or assets are bound, and which falls within any of the following categories:

(i) any joint venture, partnership, limited liability or other similar Contract related to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company or any Company Subsidiary owns any interest, or any Contract involving a sharing of any revenues, profits, losses, costs, or liabilities of the Company or any Company Subsidiary;

(ii) any Contract that by its terms requires future payments (A) by the Company or any Company Subsidiary of more than $350,000 in any one year period or (B) to the Company or any Company Subsidiary of more than $1,000,000 in any one year period, in each case, that cannot be terminated on less than ninety (90) days’ notice without payment or penalty;

(iii) any Contract that grants any right of first refusal or right of first offer or imposes any other similar restriction or obligation that, in each case, limits in any material respect the ability of the Company or any Company Subsidiary (or Parent and its affiliates after the First Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any material businesses or material assets;

(iv) any Contract that materially limits the freedom of the Company or any Company Subsidiary (or Parent and its affiliates after the First Effective Time) to engage in any line of business, compete with any Person or purchase, sell, supply or distribute any product or service, in each case, in any geographic area;

(v) any Contract related to the acquisition, disposition or other merger, reorganization or business combination that contains, covenants, indemnities, “earn-out” provisions or other contingent payment obligations that would reasonably be expected to result in future payments by the Company or a Company Subsidiary in excess of $250,000;

(vi) any Contract that by its terms gives any Person the express right to acquire legal ownership of any assets owned by the Company or any Company Subsidiary (excluding ordinary course commitments to purchase Company Products) after the date of the Original Agreement with consideration of more than $250,000;

(vii) any Contract relating to indebtedness for borrowed money or any financial guaranty (including any guaranty by the Company or any Company Subsidiary of any obligations of any third party), in each case pertaining to indebtedness in excess of $250,000;

(viii) any Collective Bargaining Agreement;

(ix) any Contract with any Person that is one of the top 20 customers of the Company and the Company Subsidiaries (as measured by total revenue for the fiscal year ending December 31, 2025);

(x) any Contract with any Person that is one of the top 20 vendors of the Company and the Company Subsidiaries (as measured by expenditures for the fiscal year ending December 31, 2025);

(xi) any lease or sublease with respect to the Company Leased Real Property that is material to the conduct of the Company’s and the Company Subsidiaries’ business as currently conducted;

(xii) any Contract pursuant to which the Company or any Company Subsidiary assigns or licenses to a third party or otherwise grants the right to use or exploit or covenants not to assert any Intellectual Property that is material to the conduct of the Company’s and the Company Subsidiaries’ business as currently conducted, except (A) non-exclusive licenses granted to employees, consultants, independent contractors, service providers, suppliers and other vendors of the Company or any Company Subsidiary solely to provide services to the Company or any Company Subsidiary, (B) non-exclusive licenses authorizing limited use of brand materials, feedback, or other Intellectual Property (excluding source code for any Software that is Company Owned Intellectual Property (other than as part of software development kits) and trade secrets that are Company Owned Intellectual Property), which licenses are incidental to the primary purpose of the Contract, and which Contracts are entered into in the ordinary course of business, and (C) non-exclusive licenses granted to customers by the Company or any Company Subsidiaries for use of Company Products in the ordinary course of business;

(xiii) any Contract pursuant to which the Company or any Company Subsidiary licenses from a third party or otherwise is granted the right to use or exploit or is the beneficiary of a covenant not to assert with respect to any Intellectual Property that is material to the conduct of the Company’s and the Company Subsidiaries’ business as currently conducted, except (A) shrink wrap, click through or off-the-shelf software licenses to non-customized third party software that is not incorporated into a Company Product, (B) non-exclusive licenses authorizing limited use of brand materials, feedback, or other Intellectual Property, which licenses are licenses incidental to the primary purpose of the Contract, and (C) licenses of any Open Source Materials;

(xiv) any settlement agreement or similar Contract restricting in any material respect the operations or conduct of the Company or any Company Subsidiary or any of their respective affiliates (including Parent or any Parent Subsidiary after the First Effective Time);

(xv) any Contract (including any side letter) governing or amending, modifying, supplementing or otherwise relating to the 2026 Notes or the Secured Notes;

(xvi) any Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of $100,000 or with a notional value in excess of $100,000;

(xvii) any Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary, any beneficial owner, directly or indirectly, of more than five percent (5%) of the number or voting power of the shares of Company Common Stock or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate, beneficial owner, associate or immediate family member;

(xviii) any Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Company or any Company Subsidiary (including Parent or any Parent Subsidiary after the First Effective Time);

(xix) any Contract providing for (A) any severance, termination payment, or advance notice of termination to any employee or individual independent contractor (or any other Person contracted to provide services that is controlled by an individual independent contractor) of the Company or any Company Subsidiary (except for Contracts providing for no greater notice nor greater statutory severance pay than is required by applicable Law and Contracts with individual independent contractors providing for an advance notice period of thirty (30) days or less that can be terminated without material liability to the Company or any Company Subsidiary) or (B) retention payments, change of control payments, accelerated vesting or any other payment or benefit that may or will become due as a result of the Mergers or any other transaction contemplated by this Agreement;

(xx) any Contract between the Company or any Company Subsidiary, on the one hand, and any Governmental Entity or prime contractor or subcontractor of a Governmental Entity, on the other hand;

(xxi) any Contract that by its terms expressly obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $250,000; and

(xxii) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), other than a Company Benefit Plan.

(b) Each Contract of the type described in this Section 3.11(a) is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract in effect as of the date of the Original Agreement have been made available to Parent (including pursuant to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Material Contract is a legally valid and enforceable obligation of the Company or the Company Subsidiary party thereto, in accordance with its terms, subject to applicable Enforceability Limitations; (ii) each Company Material Contract is in full force and effect, (iii) none of the Company or any Company Subsidiary is in breach or default under any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound or affected and (iv) neither the Company, any of the Company Subsidiaries nor, to the Knowledge of the Company, any other party to a Company Material Contract has terminated or failed to renew any Company Material Contract or given notice of any termination or intent to not renew thereunder, nor, to the Knowledge of the Company, has the other party to a Company Material Contract stated (orally or in writing) that it does not intend to renew that agreement on terms substantially the same as, or no less favorable in any material respect to the Company and Company Subsidiaries than, the current agreement.

3.12 Permits. The Company and each Company Subsidiary (a) holds all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity and (b) has filed all tariffs, reports, notices and other documents with any Governmental Entity, in the case of each of the foregoing clauses (a) and (b), that is necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (collectively, the “Company Permits”); and (b) is, and since January 1, 2023, has been in compliance with all the terms and conditions of all Company Permits, except where the failure to comply with, to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13 Litigation. As of the date of the Original Agreement, there are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective assets or properties or any of the officers or directors of the Company, nor have there been any such Proceedings within the past three (3) years, except, in each case, for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that challenges the validity or propriety of the transactions contemplated hereby. Neither the Company nor any of the Company Subsidiaries is subject to any Order that has or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.14 Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) each of the Company and the Company Subsidiaries is, and since January 1, 2023, has been, in compliance with all Environmental Laws and each has all Environmental Permits necessary for the conduct and operation of their respective businesses as now being conducted, and all such Environmental Permits are in good standing; (b) none of the Company or any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any Company Subsidiary is in violation of, or liable under, any Environmental Law, in each case, that remains pending or unresolved; (c) there has been no Release of or exposure of any Person to any Hazardous Substance by the Company, any Company Subsidiary, or, to the Knowledge of the Company, any other Person that has given rise or would reasonably be expected to give rise to any liability of the Company or any Company Subsidiary under Environmental Law, including at, in, on, under or from any Company Leased Real Property or, to the Knowledge of the Company, at, in, on, under or from any real property formerly owned, leased or operated by the Company or any Company Subsidiary; (d) none of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order, or is subject to any judgment, decree or judicial order, relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto; (e) none of the Company or any Company Subsidiary has assumed by Contract or by operation of Law any liabilities or obligations of any other Person under Environmental Law; and (f) the Company has made available to Parent copies of all reports, audits, assessments, and other similar material documents in the possession of the Company or any Company Subsidiary with respect to the environmental condition of the Company Leased Real Property or the Company’s or any Company Subsidiary’s compliance with Environmental Law.

3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Schedule sets forth a complete list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations, (iv) design registrations and applications, and (v) internet domain name registrations, in each case that are owned or purported to be owned by the Company or any of the Company Subsidiaries (collectively, the “Company Registered Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each item of Company Registered Intellectual Property is subsisting, valid and enforceable, and (B) no Proceeding is pending or, to the Knowledge of the Company, is threatened, that challenges the validity, enforceability, registration, use, ownership or scope of any Company Registered Intellectual Property (other than office actions in connection with applications for the registration or issuance of any Company Registered Intellectual Property). Each item of material Company Registered Intellectual Property (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each item of Company Owned Intellectual Property is owned exclusively by the Company or a Company Subsidiary, free and clear of all Liens (other than Permitted Liens), (ii) none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of the Company or any of Company Subsidiaries in any Company Owned Intellectual Property or any other Intellectual Property that is used or held for use in the conduct of the business of the Company and the Company Subsidiaries as currently conducted that is licensed by the Company or any Company Subsidiaries pursuant to a Company Material Contract, and (iii) the Company owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is used or held for use in the conduct of the business of the Company and the Company Subsidiaries as currently conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has received any written (or, to the Knowledge of the Company, oral) charge, complaint, claim, demand, or notice since January 1, 2023 (or earlier, if presently not resolved) alleging that the Company or any Company Subsidiary has infringed, misappropriated, diluted or otherwise violated the Intellectual Property rights of any Person. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property, and (ii) neither the Company nor any of the Company Subsidiaries has made or asserted any written charge, complaint, claim, demand or notice since January 1, 2023 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has maintained all Trade Secrets included in the Company Owned Intellectual Property in confidence in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of the Company, there have been no unauthorized use or disclosure of any such Trade Secrets.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of the Company and the Company Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with the Company or one of the Company Subsidiaries or predecessors, vesting ownership of such Intellectual Property in the Company of a Company Subsidiary, and (ii) no such Person has asserted, and no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Company Owned Intellectual Property.

(f) Neither the Company nor any Company Subsidiary has received any support, funding, resources or assistance from any Governmental Entities, academic institutions, or research centers in the development of any Company Product, Software, technology or Intellectual Property that resulted in, or will result in, such third parties being granted any rights or licenses to, or ownership interest in, any Company Owned Intellectual Property that is material to the business of the Company or the Company Subsidiaries.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Open Source Material is used or compiled together with, or is otherwise linked or distributed with or incorporated into, any Software included in the Company Owned Intellectual Property in a manner that would require any portion of such Software (except the unmodified Open Source Material) be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge or minimal charge, or that otherwise grants to any other Person any right, immunity or license to any Company Owned Intellectual Property.

(h) Neither the Company nor any of the Company Subsidiaries have delivered, licensed or made available, or are under a duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any Software that is Company Owned Intellectual Property to any escrow agent or other Person who is not an employee or consultant acting on behalf of the Company or any of the Company Subsidiaries (other than as part of software development kits).

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Product contains “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the computers, servers, workstations, routers, hubs, switches, circuits, and all other information technology assets and equipment owned, leased, or licensed by the Company or any of the Company Subsidiaries and used by them in the conduct of their businesses (“Company IT Assets”) operate and perform as required by the Company and the Company Subsidiaries for the conduct of their businesses as currently conducted, and have not malfunctioned or failed since January 1, 2023.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have (i) obtained all licenses and consents, provided all notices and disclosures, and taken all other steps, in each case to the extent required by applicable laws in order to collect and use all Training Data and AI Inputs used, or held for use, in connection with the conduct of the Company’s or any Company Subsidiaries’ business (including as needed to use Training Data to develop, train, refine, fine tune, test or improve the Company’s and Company Subsidiaries’ AI Technologies), and (ii) complied with all use restrictions and other requirements set forth in any Company Material Contract (including any website terms of use or terms of service) governing the collection and use of such Training Data and AI Inputs, including the collection of Scraped Dataset.

(l) The Company and Company Subsidiaries have implemented commercially reasonable processes and policies (i) relating to the ethical or responsible use of AI Technologies at and by Company and Company Subsidiaries and (ii) designed to ensure that the Company AI Products can be reproduced, retrained, debugged and modified in a manner consistent with industry standard procedures. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there has been no (i) actual or alleged non-compliance with any such policies or claims or allegations challenging the Company’s ethical use of AI Technologies; (ii) no complaint, claim, proceeding, litigation or governmental inquiry or investigation alleging that, or questioning whether, Training Data used in the development, training, fine tuning, improvement or testing of any Company Product was biased, untrustworthy or manipulated in an unethical or unscientific way, and no report, finding or impact assessment of any internal or external auditor or other third party that makes any such allegation; or (iii) no written request for information or testimony from regulators or legislators concerning any Company Product or related AI Technologies.

3.16 Data Privacy and Security.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company Subsidiaries complies, and to the Knowledge of the Company, all affiliates and/or third parties with respect to the Processing of Personal Information on behalf of, and/or sharing Personal Information with, the Company or any Company Subsidiary (collectively, “Data Partners”), has for the past three (3) years complied with (i) policies and/or notices relating to privacy, security, or the Processing of Personal Information, (ii) contractual commitments related to privacy, security, or the Processing of Personal Information, and (iii) Privacy and Security Laws (collectively, “Privacy Requirements”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have at all times provided all required notices, and obtained all necessary consents, to Process Personal Information by or for the Company or any of its Subsidiaries.

(b) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of the Company Subsidiaries have at all times implemented, maintained and complied with commercially reasonable technical, physical, and organizational measures, including a written information security program, that complies with Privacy Requirements and is designed to protect Personal Information and other confidential information in their possession or under their control against Security Incidents, and required all Data Partners to at all times implement, maintain and comply with, commercially reasonable technical, physical, and organizational measures. The Company and the Company Subsidiaries regularly test their written information security program by conducting security audits, penetration tests, and/or vulnerability scans, and, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company nor any Company Subsidiary has identified any high or critical vulnerabilities that have not been fully remediated. To the Knowledge of the Company, neither the Company nor any Company Subsidiary, nor any Data Partner with respect to its Processing of Personal Information on behalf of the Company or any Company Subsidiary, has experienced any material Security Incidents.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has developed, used and deployed the Company AI Products in compliance with all Privacy Requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has obtained all consents, provided all notices, and taken all other steps required by the Privacy Requirements to collect, use, or otherwise Process any AI Input in connection with the Company AI Products, including to train, validate, test, or improve such Company AI Products. No Personal Information was or is used to train, validate, test, or improve the Company AI Products. The Company has not included and does not include any Personal Information in any AI Input, except in cases where such AI Input is not used to train, validate, test, or improve the Company AI Products or any third-party AI Technologies. The Company has implemented processes to ensure that (i) no AI Input or AI Output contains any Personal Information, and (ii) no Company AI Product is used by the Company in furtherance of a decision that produces a legal or similarly significant effect concerning individuals, or for the purpose of “automated decision-making” or “profiling” of individuals, as such terms are defined under Privacy Requirements or other applicable Laws.

(d) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, in relation to any Security Incident and/or actual, alleged, or potential violation of a Privacy Requirement, neither the Company nor any Company Subsidiary has (i) notified or been required to notify any Person, or (ii) received any notice, claim, or complaint from any Person, or been the subject of any investigation or enforcement action by any Person.

(e) The execution, delivery, and performance of this Agreement and the Mergers does not and will not materially conflict with or result in a material violation or breach of any Privacy Requirements or require the consent of or provision of notice to any Person concerning such Person’s Personal Information.

3.17 Tax Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) all Tax Returns required to be filed by the Company and the Company Subsidiaries have been timely filed (taking into account any extension of time within which to file) with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all respects;

(ii) all Taxes payable by the Company and the Company Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been fully and timely paid to the appropriate Governmental Entity;

(iii) the unpaid Taxes of the Company and the Company Subsidiaries did not, as of the date of the most recent Company Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets included in such Company Financial Statements (rather than in any notes thereto). Since the date of the most recent Company Financial Statements, the Company and the Company Subsidiaries have not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice;

(iv) the Company and the Company Subsidiaries have (i) timely paid, deducted, withheld and collected all amounts in respect of Taxes required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity), and (ii) otherwise complied with all withholding Tax requirements imposed on or with respect to the Company and the Company Subsidiaries;

(v) no written agreements, consents, extensions or waivers have been entered into, given or requested with respect to the assessment or payment of any Taxes or the filing of Tax Returns of the Company or any Company Subsidiary (other than extension of time to file Tax Returns obtained in the ordinary course of business consistent with past practice for the filing of Tax Returns);

(vi) no claim, assessment, adjustment or deficiency for any amount of Taxes has been asserted or threatened in writing by any Governmental Entity against the Company or any Company Subsidiary, except for claims, assessments, adjustments or deficiencies being contested in good faith by appropriate Proceedings for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

(vii) there are no disputes, audits, examinations, investigations or other Proceedings in progress, or to the Knowledge of the Company, pending or threatened, by any Governmental Entity with respect to any Taxes or Tax Returns of the Company or any Company Subsidiary;

(viii) in the past six years, no Governmental Entity has made an assertion in writing to the Company or any Company Subsidiary in a jurisdiction where the Company or any Company Subsidiary does not currently file a Tax Return that the Company and/or Company Subsidiary is, was or may be subject to any Tax, or required to file Tax Returns, in such jurisdiction;

(ix) neither the Company nor any Company Subsidiary (A) is a party to any Tax-allocation, Tax-sharing, Tax-indemnity or similar agreement (not including, for the avoidance of doubt (I) an agreement or arrangement solely between or among the Company and/or any of the Company Subsidiaries or (II) any customary commercial Contract not primarily related to Taxes and entered into in the ordinary course of business) or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Tax Law) or any comparable ruling from or agreement with any other Governmental Entity;

(x) neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is or was the Company) or (B) has any liability for Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as a transferee or successor, by Contract (other than any customary commercial Contract not primarily related to Taxes and entered into the ordinary course of business), or otherwise by operation of Law;

(xi) there are no Liens for Taxes upon any property or assets of the Company or the Company Subsidiaries, other than Permitted Liens;

(xii) neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or under a similar provision of state, local, or non-U.S. Tax Law);

(xiii) neither the Company nor any Company Subsidiary (i) will be required to include a material item of income in, or exclude a material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in method of accounting, or use of an improper method of accounting, in each case, occurring prior to the Closing Date, (B) any installment sale or other transaction on or prior to the Closing Date, or (C) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date or (ii) has made an election pursuant to Section 965(h) of the Code;

(xiv) neither the Company nor any Company Subsidiary (i) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (ii) has been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or non-U.S. Tax Law); (iii) has been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or non-U.S. Tax Law); (iv) has been a stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (v) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise become subject to Tax jurisdiction in a country other than the country of its formation;

(xv) the Company has treated the 2026 Notes, the First Lien Notes and the Second Lien Notes as debt for U.S. federal income tax and financial accounting purposes and, except to the extent otherwise required by a change in applicable Law or GAAP after the date of the Original Agreement, will continue to treat the 2026 Notes, the First Lien Notes and the Second Lien Notes as debt for U.S. federal income tax and financial accounting purposes at all times through and immediately after the Second Effective Time; and

(xvi) neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Tax Law) in the two years prior to the date of the Original Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, neither the Company nor any Company Subsidiary makes any representation or warranty as to the amount, limitation on, existence or availability of any net operating loss carryforward, capital loss carryforward, Tax credit carryforward or other Tax attribute of the Company or any Company Subsidiary with respect to any taxable period (or portion thereof) beginning after the Closing Date.

3.18 Real Property; Title to Assets.

(a) Neither the Company nor any of the Company Subsidiaries owns, or has ever (or, in the case of each Company Subsidiary, for so long as such Person has been a Subsidiary of the Company) owned, any real property.

(b) Section 3.18(b) of the Company Disclosure Schedule sets forth (i) a true and complete list of all material real property leased, subleased or otherwise occupied by the Company or any of the Company Subsidiaries (collectively, the “Company Leased Real Property”), (ii) the address for such Company Leased Real Property, and (iii) a description of the applicable lease, sublease or other agreement therefore and any and all amendments and modifications relating thereto (collectively, the “Company Real Property Leases”).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to the Knowledge of the Company there are no such Proceedings threatened, affecting any portion of the Company Leased Real Property.

(d) The Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens (except for Permitted Liens); except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.19 Anti-Corruption.

(a) The Company, each Company Subsidiary, and each Company Representative is and, since January 1, 2021, has been in compliance with the Anti-Corruption Laws.

(b) Neither the Company nor any Company Subsidiary nor any of their respective officers, managers, directors, employees, nor, to the Knowledge of the Company, any of their agents, representatives, or other Persons acting for or on behalf of the Company or any Company Subsidiary have made any corrupt payment or corruptly given, offered, paid, promised, authorized, solicited, or received, or agreed to give or receive, any money or thing of value, directly or indirectly, to or from any Person, including any Government Official, in each case in violation of applicable Anti-Corruption Laws.

(c) Neither the Company nor any Company Subsidiary nor any Company Representative acting for or on behalf of the Company or any Company Subsidiary has made any voluntary or involuntary disclosure to any Governmental Entity under the Anti- Corruption Laws, and there have been no actual, suspected, or threatened written or, to the Knowledge of the Company, oral allegations, inquiries, investigations (internal or governmental), enforcement actions by any Governmental Entity, or whistleblower reports regarding compliance by the Company, any Company Subsidiary, or any Company Representative with Anti-Corruption Laws, and no Governmental Entity has assessed any fine or penalty against the Company, any Company Subsidiary, or any Company Representative, or issued any warning letter to the Company, any Company Subsidiary, or any Company Representative, with regard to compliance with Anti-Corruption Laws.

(d) The Company and the Company Subsidiaries have established and maintain and enforce policies and procedures reasonably designed to promote and achieve compliance with the Anti-Corruption Laws applicable to the Company and the Company Subsidiaries.

3.20 International Trade.

(a) None of the Company or any Company Subsidiary or, in each case, any of its respective officers, managers, directors, employees, nor to the Knowledge of the Company, any of the Company’s or any Company Subsidiary’s agents, representatives, or other Persons that act for or on behalf of the Company or any Company Subsidiary is currently, or since April 24, 2019, has been, (i) a Sanctioned Person or engaged in transactions, dealings, or activities that might reasonably cause such Person to become a Sanctioned Person; (ii) engaged in any dealings or transactions with, involving or for the benefit of any Sanctioned Person or in or with any Sanctioned Country; or (iii) otherwise in violation of applicable Sanctions.

(b) The Company and the Company Subsidiaries, and its and their officers, managers, directors, employees, and to the Knowledge of the Company, the Company’s and the Company Subsidiaries’ agents, representatives, and other Persons that act for or on behalf of the Company or the Company Subsidiaries is and, since five years prior to the date of the Original Agreement, has been in compliance, (i) has been in compliance, in all material respects, with all Trade Compliance Laws, and (ii) has not been subject to debarment or list-based designations under any Trade Compliance Laws.

(c) Since April 24, 2019, the Company and the Company Subsidiaries have not made any voluntary or involuntary disclosure to any Governmental Entity regarding the actual or possible violations of Sanctions or Trade Compliance Laws, and there have been no actual or threatened inquiries, allegations, requests for information, investigations, or enforcement actions by any Governmental Entity regarding the actual or possible violation of Sanctions or Trade Compliance Laws by the Company or any Company Subsidiary, and no Governmental Entity has assessed any fine or penalty against, or issued any warning letter to, the Company or any Company Subsidiary with regard to compliance with Sanctions or Trade Compliance Laws.

(d) The Company and the Company Subsidiaries have, since April 24, 2019, implemented and maintain policies and procedures to promote compliance with Sanctions and Trade Compliance Laws.

(e) None of the products or materials imported by, for or on behalf of the Company or the Company Subsidiaries, for which final liquidation has not yet occurred is subject to or otherwise covered by an antidumping duty order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation by any Governmental Entity.

(f) The Company and the Company Subsidiaries are not importing and have not imported, products or materials mined, produced, or manufactured, wholly or in part, with the use of forced labor or mined, produced, or manufactured, wholly or in part, in the Xinjiang Uyghur Autonomous Region or by an entity on the Uyghur Forced Labor Prevention Act Entity List.

3.21 Opinion of Financial Advisor. The Company Board has received the opinion (the “Company Fairness Opinion”) of Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), to the effect that, as of the date of the Company Fairness Opinion, and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by the holders of Company Common Stock for their shares of Company Common Stock in the Mergers pursuant to this Agreement was fair, from a financial point of view, to such holders (solely in their capacity as holders of Company Common Stock). The Company made available to Parent a copy of such opinion following the execution of the Original Agreement for informational purposes only.

3.22 Information Supplied. The information supplied or to be supplied by the Company in writing expressly for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Parent Parties or any of their respective Parent Representatives for inclusion therein. The information supplied or to be supplied by the Company in writing expressly for inclusion in the Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, or at the time of the Company Stockholders Meeting, or at the First Effective Time or Second Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Parent Parties or any of their respective Parent Representatives for inclusion therein.

3.23 Takeover Statutes. The Company Board has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to this Agreement and the transactions contemplated hereby the provisions of any potentially applicable takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law or similar provision of the Company Charter or the Company Bylaws (any of the foregoing, “Takeover Statutes”).

3.24 Related Party Transactions. There are no outstanding amounts payable to or receivable from, or advances by the Company, or any Company Subsidiary to, and neither the Company, nor any of the Company Subsidiaries is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of the shares of Company Common Stock, or any director, officer or employee of the Company or any Company Subsidiary, or, to the Knowledge of the Company, any relative of any of the foregoing (in each case, any such Person, a “Company Related Party”), except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice. Since January 1, 2023, there have been no transactions or contracts between the Company or any Company Subsidiaries, on the one hand, and any affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

3.25 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company or any Company Subsidiary, are in full force and effect and provide insurance in such amounts and against such risks as the management of such party reasonably has determined to be prudent in accordance with industry practices or as is required by Law, and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Company Subsidiary is in breach or default of any of the insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material modification of any of the insurance policies. Since January 1, 2023, neither the Company nor any Company Subsidiary has received any written notice of termination or cancellation or denial of coverage with respect to any material insurance policy.

3.26 Brokers. Except for the Company’s obligations to Lazard Frères & Co. LLC and Houlihan Lokey, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Mergers.

3.27 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 3, none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent Parties or their respective Parent Representatives or affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person shall have or be subject to any liability or other obligation to the Parent Parties or their respective Parent Representatives or affiliates or any other Person resulting from the Parent Parties’ or the Parent Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Parent Parties or their respective Parent Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Parent Parties or their respective Parent Representatives or in any other form in connection with the transactions contemplated by this Agreement, in each case, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3.

Article 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as otherwise disclosed or identified in the Parent SEC Documents filed or furnished by Parent with the SEC on or after January 1, 2024 and at least two Business Days prior to the date of the Original Agreement (other than forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Parent SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature, but including any historical or factual matters disclosed in such sections), each Parent Party hereby jointly and severally represent and warrant to the Company as of the date of the Original Agreement, other than for purposes of Sections 4.1 through 4.4, 4.7, 4.8 and 4.10 which each Parent Party hereby jointly and severally represents and warrants to the Company as of the date hereof, as follows:

4.1 Organization and Qualification. Each Parent Party is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Parent has all requisite powers required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together, would not reasonably be expected to have a Parent Material Adverse Effect.

4.2 Authority. Each Parent Party has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including (a) in the case of Parent, the Parent Share Issuance, (b) in the case of Merger Sub I, subject to the adoption of this Agreement by Intermediate Sub as the sole stockholder of Merger Sub I, the First Merger, and (c) in the case of Merger Sub II, subject to the adoption of this Agreement by Intermediate Sub as the sole stockholder of Merger Sub II, the Second Merger. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the transactions contemplated hereby, including the Parent Share Issuance (in the case of Parent), the First Merger (in the case of Merger Sub I), and the Second Merger (in the case of Merger Sub II), have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of any Parent Party and, except for the affirmative vote of Intermediate Sub as the sole stockholder of Merger Sub I and Merger Sub II in favor of the adoption of this Agreement, no stockholder votes are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. Each Parent Party has duly and validly executed and delivered this Agreement and, assuming due and valid authorization, execution and delivery by the other Parent Party and the Company, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Enforceability Limitations.

4.3 No Conflict. The execution, delivery and performance by the Parent Parties of this Agreement and the consummation by the Parent Parties of the transactions contemplated hereby, including the Parent Share Issuance (in the case of Parent), the First Merger (in the case of Merger Sub I), and the Second Merger (in the case of Merger Sub II) do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Restated Certificate of Incorporation or the Amended and Restated Bylaws of Parent, the certificate of incorporation and bylaws (or equivalent organizational documents) of Merger Sub I, or the certificate of incorporation and bylaws (or equivalent organizational documents) of Merger Sub II or (b) assuming compliance with the matters referred to in Section 4.4, contravene, conflict with or result in a violation or breach of any provision of any material Law.

4.4 Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Company in Section 3.5, none of the execution, delivery or performance of this Agreement by the Parent Parties, including the Parent Share Issuance (in the case of Parent) and the Mergers (in the case of Merger Sub I and Merger Sub II), or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the First Certificate of Merger and the Second Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of any Regulatory Laws, (c) compliance with the applicable requirements of the Exchange Act, Securities Act and any other applicable U.S. state or federal securities Laws, (d) filings with the SEC as may be required by Parent in connection with this Agreement and the transactions contemplated hereby, and (e) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5 SEC Filings; Financial Statements.

(a) Parent has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act since January 1, 2024 (the “Parent SEC Documents”). No Parent Subsidiary is required to make any filings with the SEC.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of the Original Agreement, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto) (the “Parent Financial Statements”) fairly present, in all material respects, the consolidated financial condition and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and the Parent Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of any interim unaudited Parent Financial Statements, to normal year-end adjustments and the absence of notes and other presentation items.

(d) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Parent’s management has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and Parent does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Parent and the Parent Subsidiaries do not have any material liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required by GAAP to be reflected or reserved on a consolidated balance sheet of Parent (or the notes thereto) except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Parent Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Parent Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Mergers or the other transactions contemplated hereby and (iv) for liabilities and obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6 Information Supplied. The information supplied or to be supplied by Parent in writing expressly for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or any of its Company Representatives for inclusion therein. The information supplied or to be supplied by Parent in writing expressly for inclusion in the Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Proxy Statement/Prospectus is first mailed to the stockholders of Parent or at the First Effective Time or Second Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or any of its Company Representatives for inclusion therein.

4.7 Takeover Statutes. The Parent Board has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to this Agreement and the transactions contemplated hereby the provisions of any potentially applicable Takeover Statutes.

4.8 Ownership of Merger Subs. Merger Sub I and Merger Sub II are each an indirect, wholly owned Parent Subsidiary and a direct wholly owned Subsidiary of Intermediate Sub, were each formed solely for the purpose of engaging in the transactions contemplated hereby and have each engaged in no business activity other than as contemplated by this Agreement. Except for the liabilities incurred in connection with the transactions contemplated hereby, each of Merger Sub I and Merger Sub II has not and will not have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.9 Valid Issuance. The Parent Common Stock to be issued as the Per Share Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by any stockholder of the Company) will be free of restrictions on transfer.

4.10 Brokers. Except for Parent’s obligations to Barclays Capital Inc., no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Mergers.

4.11 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article 4, none of the Parent Parties, any of their respective affiliates or any other Person on behalf of Parent makes any express or implied representation or warranty with respect to Parent, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or the Company Representatives or the Company’s affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent, Merger Sub I, Merger Sub II nor any other Person shall have or be subject to any liability or other obligation to the Company or the Company Representatives or the Company’s affiliates or any other Person resulting from the Company’s or the Company’s Representatives’ or the Company’s affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or the Company’s Representatives or the Company’s affiliates, including any information made available in the electronic data room maintained by Parent for purposes of the transactions contemplated by this Agreement, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or the Company Representatives or in any other form in connection with the transactions contemplated by this Agreement, in each case, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 4.

Article 5

CONDUCT OF THE COMPANY

5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of the Original Agreement and the earlier of the Second Effective Time and the valid termination of this Agreement in accordance with Article 8, except (w) as set forth in Section 5.1 of the Company Disclosure Schedule, (x) as required by applicable Law, (y) as expressly required or contemplated by this Agreement or (z) otherwise with the prior written consent of Parent, the Company shall, and shall cause each Company Subsidiary to, (I) use reasonable best efforts to conduct its operations in all material respects in the ordinary course of business consistent with past practice (including, subject to the Company’s obligations set forth in Section 6.15(a), with respect to its customary cash management policies and the maintenance of unrestricted cash and cash equivalents on its balance sheet at levels consistent with those maintained in the ordinary course of business consistent with past practice) and (II) use its reasonable best efforts to preserve substantially intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, and as an extension thereof, except (1) as set forth in Section 5.1 of the Company Disclosure Schedule, (2) as required by applicable Law, (3) as expressly required or contemplated by this Agreement, or (4) otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of the Original Agreement and the earlier of the Second Effective Time and the termination of this Agreement in accordance with Article 8, directly or indirectly, take any of the following actions:

(a) amend, modify, waive, rescind or otherwise change its articles or certificate of incorporation or bylaws or equivalent organizational documents or the Tax Benefits Preservation Plan or adopt any new stockholder rights plan, “poison pill” antitakeover plan or similar device;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), other than the issuance of Company Common Stock (and the related Company Rights) or upon the exercise, vesting or settlement, as applicable, of Company Equity Awards and Company Warrants outstanding as of the date of the Original Agreement in accordance with their terms (or, if a Triggering Event (as defined in the Tax Benefits Preservation Plan) shall occur, the Company Rights) or upon the exercise of purchase rights under the Company ESPP (subject to Section 2.6(d));

(c) sell, pledge, dispose of, transfer, lease, license, abandon, allow to lapse, guarantee or encumber any material property or tangible assets of the Company or any Company Subsidiary (other than transactions between the Company and any wholly owned Company Subsidiary or among wholly owned Company Subsidiaries), except (i) pursuant to Contracts in effect prior to the date of the Original Agreement (as such Contracts may be modified, extended or amended in the ordinary course of business) or (ii) Permitted Liens;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary), enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests, or file any registration statement with the SEC with respect to any, of its capital stock or other equity interests or securities;

(e) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, or other Equity Interests, except (i) the satisfaction of exercise price and/or Tax withholding obligations in connection with the vesting, exercise and/or settlement of Company Equity Awards in accordance with the terms of such awards as in effect on the date of the Original Agreement or (ii) upon the forfeiture of outstanding Company Equity Awards pursuant to their terms upon the termination of the employment of the holder thereof or otherwise;

(f) merge or consolidate the Company or any Company Subsidiary with any Person, effect a division transaction or statutory conversion, domestication or transfer, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(g) acquire (including by merger, consolidation, share exchange, division transaction, or acquisition of stock or assets) any interest in any Person or assets or any business division thereof, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice that (x) does not include any “earnout,” deferred or contingent payment obligation or any other future obligation to pay and (y) would not reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by this Agreement on or before the Outside Date;

(h) (i) incur any indebtedness for borrowed money, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for any indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries or (ii) repay any indebtedness, except (A) in accordance with Section 6.15 or (B) payment of interest due and payable pursuant to the terms of the First Lien Notes;

(i) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Company Subsidiary), except for (i) loans solely among the Company and its wholly owned Company Subsidiaries or solely among the Company’s wholly owned Company Subsidiaries or (ii) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

(j) (i) enter into any Contract that would, if entered into prior to the date of the Original Agreement, be a Company Material Contract, other than, solely with respect to Company Material Contracts under Sections 3.11(a)(ii), 3.11(a)(xiii), 3.11(a)(xvii), or 3.11(a)(xx) (in each case, so long as any such Contract would not also constitute a contract of the type described in Section 3.11(a)(iv)), in the ordinary course of business consistent with past practice or (ii) (A) materially modify, materially amend, extend (except in the case of a renewal of a Company Material Contract in the ordinary course of business consistent with past practice, provided that the terms other than the expiration date of such Company Material Contract have not changed in a manner adverse to the Company) or affirmatively terminate any Company Material Contract or (B) waive, release or assign any rights or claims thereunder, in the case of this clause (B) other than in the ordinary course of business consistent with past practice;

(k) except as otherwise required by applicable Law, the terms of this Agreement or an existing Company Benefit Plan, (i) grant any severance, retention, change in control, or termination pay, (ii) increase the compensation or benefits payable to any employee or individual independent contractor or consultant, (iii) modify, enter into, negotiate, terminate or amend any Collective Bargaining Agreement or recognize or certify any Union as the collective bargaining representative for any employee of the Company or any of the Company Subsidiaries, (iv) hire or terminate (other than for cause) the employment of any employee at the level of Vice President or higher, (v) promote any non-officer employee to an officer position, or promote any employee below the Vice President level into a position at the Vice President level or higher, (vi) adopt, enter into, terminate or materially amend any material Company Benefit Plan (or any other benefit or compensation plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date of the Original Agreement) or (vii) accelerate the vesting, funding or time of payment of any compensation or other benefit (including a Company Equity Award) with respect to any current or former individual service provider;

(l) waive, modify (in any manner adverse to the Company and the Company Subsidiaries), or release any material noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement or other similar material restrictive covenant obligation of any current or former employee, officer, director or individual independent contractor of the Company or any of the Company Subsidiaries;

(m) implement or announce any “mass layoff” or “plant closing,” in each case as defined in an applicable WARN Act, or take any other action that would reasonably be expected to trigger an applicable WARN Act;

(n) (i) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $500,000, except in the ordinary course of business consistent with past practice, (ii) forgive any loans to directors, officers, employees or any of their respective affiliates or (iii) enter into any transactions or Contracts with any affiliates or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

(o) make any change in accounting policies, practices, principles, methods or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, other than as required by GAAP or applicable Law;

(p) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that involve only the payment of monetary damages by the Company or any Company Subsidiary not in excess of $100,000, in any case without the imposition of equitable relief on, or the admission of a violation of Law by, the Company or any Company Subsidiary;

(q) (i) make, change or revoke any material Tax election, (ii) change any annual Tax accounting period, (iii) adopt or change any material method of Tax accounting, (iv) amend any material Tax Return or file any U.S. federal, state or non-U.S. income Tax Return or any other material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendments prior to the date of the Original Agreement), (v) settle or compromise any Tax claim, audit, assessment, dispute or other Proceeding relating to a material amount of Taxes, (vi) surrender any right to claim a material refund of Taxes, (vii) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law);

(r) (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Company Owned Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice and otherwise except the abandonment or lapse of Company Registered Intellectual Property in the Company’s reasonable business judgement or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions (except in the ordinary course of business consistent with past practice) concerning any Company Owned Intellectual Property in a manner that materially and adversely affects the Company’s rights in or to any material Company Owned Intellectual Property; or (iii) license or disclose any source code for the Company Owned Intellectual Property to any Person who is not an employee or consultant acting on behalf of the Company or any of the Company Subsidiaries pursuant to customary confidentiality protections;

(s) grant any material refunds, credits, rebates or other allowances by the Company to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business consistent with past practice or change in any material respect the manner in which the Company or any Company Subsidiary extends discounts, credits or warranties to customers or otherwise deals with customers or suppliers;

(t) enter into, materially amend or terminate any transaction with any Company Related Party;

(u) fail to use commercially reasonable efforts to maintain the Company’s insurance policies in the ordinary course of business consistent with past practice;

(v) (i) acquire any real property or enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (ii) materially modify or amend or exercise any right to renew any Company Real Property Lease or other lease or sublease of real property, or waive any term or condition thereof or grant any consents thereunder, (iii) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any real property leased by the Company, or any interest therein or part thereof, (iv) commit any waste or nuisance on any such property or (v) make any material changes in the construction or condition of any such property, in the case of each of clauses (ii) through (iv), other than in the ordinary course of business consistent with past practice;

(w) convene any special meeting (or any adjournment or postponement thereof) of the Company’s stockholders;

(x) terminate or modify or waive in any material respect any right under any material Company Permit;

(y) make any capital expenditure or expenditures, or enter into any agreement arrangement providing for, or otherwise commit to providing, any capital expenditure or expenditures, except (i) in accordance with the Company’s capital budget provided to Parent prior to the date of the Original Agreement or (ii) with respect to capital expenditures or expenditures, in each case, in respect of capitalized software equal to or less than $250,000 in the aggregate;

(z) accelerate or delay the collection of any accounts receivable or the payment of any accounts payable or the accrual of deferred revenue or otherwise alter the management of working capital or the cash or cash equivalents of the Company, except, in each case, in the ordinary course of business consistent with past practice, including with respect to monthly fluctuations in working capital; or

(aa) agree, authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Article 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Preparation of Proxy Statement/Prospectus and Registration Statement; Company Stockholder Meeting.

(a) As promptly as reasonably practicable after the date hereof, to the extent not already completed, the Company and Parent shall cooperate in preparing the proxy statement/prospectus (and any reasonably required amendments thereto) relating to the matters to be submitted to the holders of Company Common Stock at the Company stockholders meeting to adopt this Agreement (such stockholders meeting, the “Company Stockholders Meeting”, and such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”) and the registration statement on Form S-4 (and any amendment or supplement thereto) pursuant to which shares of Parent Common Stock issuable in the First Merger shall be registered with the SEC (the “Registration Statement,” with the Proxy Statement/Prospectus constituting a part thereof), and shall file the Proxy Statement/Prospectus and the Registration Statement with the SEC. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to ensure that the Proxy Statement/Prospectus and Registration Statement comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Parent shall use its reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. To the extent not prohibited by Law, each of Parent and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters, including, without limitation, cooperation to prepare pro forma financial statements and obtain auditor consents, in each case, as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Prospectus, Registration Statement, a Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or their respective Subsidiaries to the SEC, Nasdaq, or pursuant to any state securities or “blue sky” laws, in connection with the Mergers, the Parent Share Issuance and the other transactions contemplated hereby. The Proxy Statement/Prospectus shall include (i) the Company Board Recommendation and (ii) the recommendation of the Company Board to the holders of Company Common Stock to vote in favor of approval of any resolution required by Rule 14a-21(c) under the Exchange Act to approve, on an advisory basis, the compensation required to be disclosed in the Registration Statement pursuant to Item 402(t) of Regulation S-K, except to the extent there has been a Change of Company Board Recommendation permitted by Section 6.3. The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be filed with the SEC and mailed to its stockholders as promptly as practicable after the Registration Statement becomes effective. Each party shall promptly provide the other parties with copies of any written comments received from the SEC with respect to the Proxy Statement/Prospectus or the Registration Statement and promptly advise one another of any oral comments received from the SEC. Prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other parties a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response). If at any time prior to the First Effective Time any information relating to Parent or the Company, or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(b) The parties shall make all necessary filings with respect to the Mergers, the Parent Share Issuance and the other transactions contemplated hereby, in each case, as applicable, under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each party shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement shall be filed without the approval of the parties, which approval shall not be unreasonably withheld, conditioned or delayed; provided that this right of approval shall not apply with respect to documents filed by a party which are incorporated by reference in the Proxy Statement/Prospectus or the Registration Statement.

(c) Reasonably promptly after the execution of this Agreement, the Company will conduct a broker search in anticipation of the Company Stockholders Meeting in compliance with SEC Rule 14a-13, assuming the earliest record date practicable and, from time to time, conduct additional broker searches as reasonably requested by Parent or as reasonably necessary to comply with the following sentence. The Company shall duly take all action necessary in accordance with applicable Law, the Company Charter, and the Company Bylaws to establish a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting on or as promptly as reasonably practicable after August 20, 2026 (and in any event within forty-five (45) calendar days following the date that the Registration Statement has become effective) for the purpose of obtaining the Required Company Vote; provided that the record date for the Company Stockholders Meeting shall be determined by the Company with prior consultation with Parent. The Company agrees that, unless this Agreement is terminated and the transactions contemplated by this Agreement are abandoned pursuant to Article 8, and, to the extent required by the terms and conditions of this Agreement, the Company has paid or caused to be paid to Parent the Company Termination Fee in accordance with Section 8.3, its obligation to hold the Company Stockholders Meeting pursuant to this Section 6.1(c) shall not be affected by any Change of Company Board Recommendation. In connection with such meeting, the Company (i) shall use its reasonable best efforts to obtain the Required Company Vote and take all other action necessary or advisable to secure the Required Company Vote and otherwise comply with all legal requirements applicable to such meeting and (ii) shall not submit any other proposal (other than matters of procedure and matters required by Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement and the approval of the transactions contemplated hereby and, if the Company Stockholders Meeting is also the Company’s annual stockholders meeting, proposals customarily brought in connection with the Company’s annual stockholders meeting) to Company stockholders in connection with the Company Stockholders Meeting without the prior written consent of Parent. The Company shall not change the record date or adjourn or postpone the Company Stockholders Meeting without Parent’s prior written consent. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders Meeting without Parent’s prior written consent (A) after good faith consultation with the Company’s outside legal counsel and Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus required by Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or (B) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute quorum at the Company Stockholders Meeting or to obtain the Required Company Vote, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Required Company Vote; provided that, unless agreed to in writing by Parent, (x) any such adjournment or postponement shall be for a period of no more than thirty five (35) days and

(y) the Company shall only be permitted to effect one (1) such adjournment or postponement pursuant to clause (B); provided that, (1) no postponement contemplated by clause (B) shall be permitted if it would require a change to the record date for the Company Stockholders Meeting, and (2) if requested by Parent, the Company shall effect an adjournment or postponement of the Company Stockholders Meeting on one or more occasions under the circumstances contemplated by clause (B). The Company shall, upon the reasonable request of Parent, advise Parent on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Stockholders Meeting as to the aggregate tally of proxies received by the Company with respect to the Required Company Vote and other matters to be considered at the Company Stockholders Meeting.

(d) As promptly as reasonably practicable following the date hereof, the Company and Parent shall reasonably cooperate to take such actions as are reasonably required to comply with the applicable requirements of Israeli Securities Laws to effect the transactions contemplated hereby.

(e) Two (2) Business Days prior to the date of the Company Stockholders Meeting, the Company shall notify Company stockholders (in form and substance reasonably acceptable to Parent) of the aggregate number of TASE Shares outstanding as of the most recent practicable determination date (which date shall be specified in such notice). Upon request by Parent, the Company shall use reasonable best efforts to obtain from the TASE or TASECH, and, to the extent obtained from any such person, shall inform Parent of the aggregate number of TASE Shares outstanding as of the most recent practicable determination date.

(f) The Company shall coordinate with TASE, TASECH or the Depository Trust Company to obtain, as close as practicable to the Second Effective Time (and in any event no earlier than five (5) Business Days prior to and no later than two (2) Business Days prior to the Second Effective Time), a final position report or other evidence reasonably satisfactory to Parent confirming the number of TASE Shares for purposes of calculating and funding the Closing TASE Cash Merger Consideration and the Per Share Cash Merger Consideration. The Company shall promptly deliver to Parent all such position reports, evidence and related information received from TASE or TASECH.

6.2 Access to Information; Confidentiality.

(a) From the date hereof to the earlier of the Second Effective Time and the termination of this Agreement in accordance with Article 8, the Company shall, and shall cause each Company Subsidiary to: (i) provide to the Parent Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary upon reasonable prior written notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each Company Subsidiary and to the books and records thereof, (ii) furnish during normal business hours upon prior notice such information concerning the business, properties, Contracts, assets and liabilities of the Company and each Company Subsidiary as Parent or any Parent Representative may reasonably request (other than any of the foregoing that relate to any Company Acquisition Proposal, subject to the disclosure requirements set forth in Sections 6.3); provided, however, that the Company shall not be required to (or to cause any Company Subsidiary

to) afford such access or furnish such information to the extent that doing so would reasonably be expected to: (A) violate attorney-client or other legal privilege, (B) result in the disclosure of any trade secrets of third parties protected under the provisions of any agreement to which the Company or any Company Subsidiary is a party or (C) violate any applicable Law (including Regulatory Laws); provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not violate any attorney-client privilege, contract or applicable Law.

(b) The Confidentiality Agreement, dated December 18, 2025, by and between Parent and the Company (the “Confidentiality Agreement”) and the Clean Team Agreement, dated March 19, 2026, by and between Parent and the Company (the “Clean Team Agreement”) shall each apply with respect to information furnished under this Section 6.2 and shall each survive any termination of this Agreement.

6.3 Company Non-Solicitation.

(a) Except as expressly provided in Section 6.3(b), from and after the date of the Original Agreement until the Second Effective Time or, if earlier, the termination of this Agreement in accordance with Article 8, the Company shall not, and shall cause the Company Subsidiaries and each of its and their Company Representatives not to, directly or indirectly: (i) initiate, seek, facilitate, solicit or knowingly encourage (including by way of furnishing information or assistance of any kind) the submission of any Company Acquisition Proposal or any proposal, request or offer that could reasonably be expected to result in a Company Acquisition Proposal or induce or take any other action designed or intended to lead to, or that could reasonably be expected to lead to any inquiry with respect to, or the making, submission or announcement of, any Company Acquisition Proposal; (ii) enter into, continue or otherwise participate or engage in any discussions or negotiations with, or furnish (or cause to be furnished) any material nonpublic information to, any Person relating to a Company Acquisition Proposal or any inquiry or request that could reasonably be expected to lead to a Company Acquisition Proposal (other than informing any third party of the existence of the provisions contained in this Section 6.3); (iii) adopt, approve, authorize, declare advisable, endorse or recommend, or propose to adopt, approve, authorize, declare advisable, endorse or recommend or submit to the Company stockholders for their approval, any Company Acquisition Proposal; (iv) withdraw, change, amend, modify or qualify, or otherwise propose to withdraw, change, amend, modify or qualify, the Company Board Recommendation; (v) if a Company Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Company Acquisition Proposal within ten (10)-Business Days after the public disclosure of such Company Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Parent, such rejection of such Company Acquisition Proposal) and reaffirm the Company Board Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Company Stockholders Meeting); (vi) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus; (vii) adopt, approve, authorize, recommend, or enter into any merger agreement, acquisition agreement, reorganization agreement, letter of intent, agreement in principle, memorandum of understanding, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding relating to any Company Acquisition Proposal, other than a Company Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(b); (viii) grant a waiver of or terminate any

“standstill” or similar obligation of any third party with respect to the Company or any of its Subsidiaries to allow such third party to submit a Company Acquisition Proposal; (ix) call or convene a meeting of the stockholders of the Company to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Mergers and the other transactions contemplated by this Agreement; or (x) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (iii), (iv), (v), (vi), (vii), (ix) or (x) (to the extent related to the foregoing clauses (iii), (iv) or (v)), a “Change of Company Board Recommendation”). The Company shall, and shall cause the Company Subsidiaries and Company Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of the Original Agreement with any Persons conducted heretofore with respect to any Company Acquisition Proposal (or that could reasonably be expected to lead to a Company Acquisition Proposal). The Company shall promptly (and in any event, within forty-eight (48) hours after the execution of this Agreement) demand that each Person that has previously executed a confidentiality agreement promptly return to the Company or destroy (and confirm destruction of) all non-public information previously furnished or made available to such Person or any of its representatives by or on behalf of the Company or the Company Representatives in accordance with the terms of such confidentiality agreement (except with respect to any such confidentiality agreement as to which the Company has made such a demand prior to the date hereof) and shall remove all access to any dataroom or electronic materials from such Person.

(b) Notwithstanding anything to the contrary contained in Section 6.3(a), if at any time following the date of the Original Agreement and prior to obtaining the Required Company Vote (i) the Company has received a bona fide unsolicited written Company Acquisition Proposal from a third party, (ii) the Company has not breached this Section 6.3 with respect to such Company Acquisition Proposal, and (iii) the Company Board (or a duly authorized committee thereof) reasonably determines in good faith, after consultation with its outside counsel and, with respect to financial matters, its financial advisors, based on information then available, that such Company Acquisition Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal, the Company may, including through one or more of the Company Representatives, (A) furnish information with respect to the Company and the Company Subsidiaries to the third party making such Company Acquisition Proposal, its representatives and potential sources of financing and (B) participate in discussions or negotiations with the third party making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided that the Company shall not, and shall cause the Company Subsidiaries not to, take the actions described in the foregoing clauses (A) and (B) unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside counsel, that the failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided, further that the Company (x) shall not, and shall cause the Company Subsidiaries and Company Representatives not to, disclose any information to such third party without first entering into a Company Acceptable Confidentiality Agreement with such Person and (y) shall provide to Parent any such information concerning the Company or the Company Subsidiaries provided or made available to such other third party which was not previously provided or made available to Parent prior to or substantially concurrently with furnishing such information to such third party.

(c) If, at any time following the date of the Original Agreement, the Company or any Company Subsidiary receives any (i) Company Acquisition Proposal (or inquiry, offer or request for discussions or negotiations that could reasonably be expected to lead to a Company Acquisition Proposal), (ii) any request for non-public information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make a Company Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Company Acquisition Proposal, the Company shall promptly (and in any event within twenty-four (24) hours) (i) notify Parent orally or in writing of the receipt of such proposal, inquiry or request and (ii) advise Parent if the Company determines to begin providing information in connection with, or to engage in discussions or negotiations concerning, a Company Acquisition Proposal pursuant to Section 6.3(b). Such notice provided by the Company to Parent pursuant to this Section 6.3(c) shall include (I) the identity of the Person making the Company Acquisition Proposal, inquiry, offer or request, (II) if in writing, a copy of such Company Acquisition Proposal, inquiry, offer or request (and, if available, drafts of any Contract to effectuate such Company Acquisition Proposal) and copies of any financing commitments (but excluding any fee letters that are customarily redacted with respect thereto) received by the Company in connection therewith and (III) if made orally, a reasonably detailed summary of the material terms and conditions of such Company Acquisition Proposal. From the date of the Original Agreement until the earlier to occur of the termination of this Agreement pursuant to and in accordance with Section 8.1 and the Second Effective Time, the Company shall (i) keep Parent and the Merger Subs reasonably informed of the status and any material changes to the material terms and conditions of any such Company Acquisition Proposal (including by providing unredacted copies of all amendments and proposed amendments provided to or by such Person) and (ii) shall notify Parent promptly (and, in any event, within 24 hours) after it first enters into discussions or negotiations concerning such Company Acquisition Proposal or provides non-public information or data to any Person relating thereto.

(d) Notwithstanding anything to the contrary contained in Section 6.3(a), if following the date of the Original Agreement and prior to obtaining the Required Company Vote (i) (A) the Company has received a bona fide unsolicited written Company Acquisition Proposal (which is not withdrawn) that the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with its outside counsel and, with respect to financial matters, its financial advisors, constitutes a Company Superior Proposal or (B) the Company Board (or any duly authorized committee thereof) determines that a Company Intervening Event has occurred and is continuing and (ii) the Company Board (or any duly authorized committee thereof) reasonably determines in good faith, after consultation with outside counsel, that the failure to effect a Change of Company Board Recommendation in response to such Company Superior Proposal or Company Intervening Event would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may, at any time prior to obtaining the Required Company Vote, effect a Change of Company Board Recommendation with respect to such Company Superior Proposal or Company Intervening Event (as applicable) or fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, subject to the requirements of this Section 6.3(d) and Section 6.3(e).

(e) The Company shall not be entitled to effect a Change of Company Board Recommendation pursuant to Section 6.3(d) unless, in each case:

(i) the Company shall have provided to Parent at least five (5) Business Days’ prior written notice (the “Company Notice Period”) of the Company’s intention to take such action, which notice shall include, (A) with respect to a Company Acquisition Proposal, the material terms and conditions of such Company Acquisition Proposal, and a copy of the available proposed transaction agreement to be entered into in respect of such Company Acquisition Proposal, or (B) with respect to a Company Intervening Event, a reasonably detailed summary of the Company Intervening Event that is the basis of such action;

(ii) during the Company Notice Period, if requested by Parent, the Company shall have, and shall have caused its legal and financial advisors to have, engaged in good faith negotiations with Parent regarding any amendment to this Agreement or any other agreement proposed by Parent intended to (A) with respect to a Company Acquisition Proposal, cause the relevant proposal to no longer constitute a Company Superior Proposal or, (B) with respect to a Company Intervening Event, permit the Company Board (consistent with its fiduciary duties under applicable Law) to not make a Change of Company Board Recommendation; and

(iii) the Company Board (or any duly authorized committee thereof) shall have considered in good faith any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) and other agreements that may be offered in writing by Parent no later than 11:59 a.m., New York City time, on the last day of the Company Notice Period and shall have reasonably determined again in good faith, after consultation with outside legal counsel and, with respect to financial matters, its financial advisors, that the failure to effect a Change of Company Board Recommendation pursuant to this Section 6.3 would be inconsistent with its fiduciary duties under applicable Law.

In the event of any material revisions to such Company Superior Proposal offered in writing by the party making such Company Superior Proposal or any material change to the facts and circumstances relating to a Company Intervening Event, as applicable, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 6.3(e) with respect to such new written notice, except that the Company Notice Period shall be three (3) Business Days with respect to any such revised Company Superior Proposal, but no such new written notice shall shorten the original Company Notice Period.

(f) Notwithstanding a Change of Company Board Recommendation or any other provision of this Agreement to the contrary, unless this Agreement has been validly terminated pursuant to and in accordance with Section 8.1, the Company shall cause the transactions contemplated by this Agreement, including the Mergers, to be submitted to a vote of the stockholders of the Company at the Company Stockholders Meeting in order to obtain the Required Company Vote.

(g) Nothing contained in this Section 6.3 shall prohibit the Company Board (or any duly authorized committee thereof) from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; or (ii) making any disclosure to the stockholders of the Company to comply with applicable Law with regard to a Company Acquisition Proposal (it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, shall not constitute a Change of Company Board Recommendation).

(h) Any violation of the restrictions provided in this Section 6.3 by any Company Subsidiary or Company Representative, as applicable, shall be deemed to be a breach of this Section 6.3 by the Company.

(i) The Company agrees that it shall promptly inform the Company Representatives of the obligations undertaken in this Section 6.3. Nothing in this Section 6.3 shall (x) permit the Company to terminate this Agreement or (y) affect any other obligation of the Company under this Agreement. Unless this Agreement shall have been earlier terminated, the Company shall not submit to the vote of its stockholders any Company Acquisition Proposal.

6.4 Appropriate Action; Consents; Filings.

(a) The Company and Parent shall use their respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof, (ii) take such actions as may be required to cause the expiration of the notice periods under Regulatory Laws with respect to such transactions as promptly as practicable after the date hereof, (iii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company, or any of their respective Subsidiaries, in order to effect the Closing by not later than two Business Days prior to the Outside Date, and to avoid any Proceeding by any Governmental Entity (including those in connection with Regulatory Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (iv) cause the satisfaction of all conditions set forth in Article 7 and (v) as promptly as practicable, make or cause to be made all necessary applications and filings, and thereafter make any other required submissions, and pay any fees due in connection therewith (all such fees to be borne by Parent to the extent related to applications, filings or submissions with respect to this Agreement and the Mergers required under any Regulatory Laws), with respect to this Agreement and the Mergers required under any Regulatory Laws and any other applicable Law. Promptly following the date hereof, the parties shall cooperate to revise, amend or refile, or cause to be revised, amended or refiled, any filings previously made with any Governmental Entity with respect to the transactions contemplated by this Agreement to the extent required by Regulatory Laws to reflect the terms and conditions of this Agreement. The Company and Parent shall cooperate with each other in connection with (x) preparing and filing the Proxy Statement/Prospectus and Registration Statement and any Other Filings, (y) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Mergers and the transactions contemplated by this Agreement and (z) seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. The Company shall not consent to any voluntary extension of the Outside Date or otherwise delay the Closing at the behest of any Governmental

Entity without the consent of Parent. Notwithstanding anything to the contrary in this Agreement, Parent, and its affiliates, in connection with efforts to avoid or eliminate impediments under any antitrust, merger control, competition, or trade regulation Law that may be asserted by any Governmental Entity with respect to the Mergers, are not obligated to, and, without the prior written consent of Parent, the Company, its Subsidiaries and their respective affiliates shall not, (A) propose, negotiate, commit to, or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of any assets, properties or businesses of Parent or the Company or any of their respective affiliates, (B) terminate, amend or assign existing relationships and contractual rights and obligations, (C) grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party, or (D) accept any operational restrictions or otherwise take or commit to take actions that limit Parent’s, the Merger Subs’, the Surviving Corporation’s or any of their respective affiliate’s freedom of action with respect to, or its or their ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of Parent, the Company or any of their respective affiliates. In addition, Parent, at Parent’s sole discretion, and the Company shall use their respective reasonable best efforts to defend through litigation and through appeal on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing from occurring as promptly as practicable (and in any event, no later than the Outside Date), including seeking to lift or rescind any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case, until the issuance of a final, non-appealable Order. The parties shall jointly develop, consult and cooperate with one another regarding the strategy for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses), any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, including determining the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with, or subject to this Section 6.4. Notwithstanding anything in this Agreement to the contrary, Parent shall, on behalf of the parties, control and direct all communications and strategy in dealing with any Governmental Entity under any Regulatory Laws; provided that, Parent shall consider in good faith the views and comments of the Company and its outside counsel with respect to such communications and strategies.

(b) The Company shall give (or shall cause the Company Subsidiaries to give) any notices to third parties, and use, and cause the Company Subsidiaries to use, reasonable best efforts to obtain the third party consents, approvals or waivers identified on Section 3.4 and 3.5 of the Company Disclosure Schedule (provided, that the Company shall not be required to make or agree to make any payment or accept any material conditions or obligations with respect thereto), and the Company and Parent shall coordinate and cooperate in seeking any such consents, approvals or waivers. In the event that the Company shall fail to obtain any third party consent described in the first sentence of this Section 6.4(b), the Company shall take any such actions reasonably requested by Parent (at Parent’s sole cost and expense), to minimize any adverse effect upon Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), and their respective businesses resulting after, or which would reasonably be expected to result after, the Second Effective Time from the failure to obtain such consent.

(c) Without limiting the generality of anything contained in this Section 6.4, and subject to Section 6.6, each party shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation or Proceeding by or before any Governmental Entity with respect to the Mergers or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation or Proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Mergers or any of the other transactions contemplated by this Agreement. Each party shall consult and cooperate with the other parties, and shall consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Mergers or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation or Proceeding, each party shall permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding.

(d) Parent shall not, and shall cause its affiliates not to, acquire or agree to acquire a substantial portion of the equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any corporation, partnership, association or other business organization, or any business unit, division, subsidiary thereof, if such action would reasonably be expected to (i) result in any Governmental Entity seeking or entering an Order prohibiting the consummation of the Mergers or any of the other transactions contemplated by this Agreement or (ii) otherwise prevent or materially delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(e) Nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of any other party prior to the consummation of the Mergers. Prior to the Second Effective Time, the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their respective business operations.

6.5 Certain Notices. From and after the date of the Original Agreement until the earlier of the Second Effective Time or the termination of this Agreement in accordance with Article 8, unless prohibited by applicable Law, each party shall promptly notify the other party of any material Effect that would reasonably be expected to cause any condition to the obligations of any party to effect the Mergers or any other transactions contemplated by this Agreement not to be satisfied, including of the breach by a party of, or any other failure of a party to comply with or satisfy any, representation, warranty, covenant, condition or agreement made, or to be complied with or satisfied, by it pursuant to this Agreement which would reasonably be expected, individually or in the aggregate, to result in any condition to the obligations of any party to effect the Mergers not to be satisfied (provided, however, that the delivery of any notice pursuant to this Section 6.5 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice). Any such notice pursuant to this Section 6.5 shall not affect any representation, warranty, covenant or agreement contained in this Agreement and any failure to make such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in Article 7 have been satisfied or give rise to any right of termination set forth in Article 8.

6.6 Stockholder Litigation. The Company shall promptly advise Parent, and give Parent the opportunity to participate in the defense, of any claim, demand, other correspondence related to stockholder litigation against the Company and/or its directors and officers, or any of them, in connection with or relating to the transactions contemplated by this Agreement (collectively, “Company Transaction Litigation”), including the Mergers, and shall keep Parent reasonably informed regarding any such Company Transaction Litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Company Transaction Litigation, and shall consider in good faith Parent’s views with respect to such Company Transaction Litigation. The Company shall not issue any supplemental disclosure, make any commitments with respect to, or otherwise settle or agree to settle any such Company Transaction Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.6, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to any such Company Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such Company Transaction Litigation, which the Company shall consider in good faith, but will not be afforded any decision-making power or other authority over such Company Transaction Litigation except for the settlement consent set forth above.

6.7 Public Announcements. So long as this Agreement is in effect, Parent and the Parent Subsidiaries, on the one hand, and the Company and the Company Subsidiaries, on the other, shall not issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law, or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, or (b) is consistent with prior communications previously consented to by the other parties. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.

6.8 Employee Benefit Matters.

(a) During the period commencing on the Closing Date and ending on the last day of the year in which the Closing occurs, Parent shall, or shall cause one of its affiliates (including the Surviving Corporation and its Subsidiaries) to provide each Continuing Employee with (i) a total target cash opportunity (i.e., inclusive of an annual base salary or base wage rate and a target annual cash bonus opportunity, and excluding an equity or equity-linked compensation opportunity) and (ii) employee health and welfare benefits, in each case, that is or are, in Parent’s reasonable discretion, either (A) no less favorable in the aggregate than such target cash opportunity or benefits in effect for the Continuing Employee immediately prior to the Closing, or

(B) no less favorable in the aggregate than such target cash opportunity or benefits provided to similarly situated employees of Parent or Parent’s affiliates. With respect to each Continuing Employee, if such employee experiences a “qualifying termination” (as defined on Section 6.8(a) of the Company Disclosure Schedule) during the period commencing on the Closing Date and ending on the last day of the year in which the Closing occurs, Parent shall, or shall cause one of its affiliates (including the Surviving Corporation and its Subsidiaries), to provide severance payments to such employee in accordance with the terms and conditions set forth on Section 6.8(a) of the Company Disclosure Schedule (taking into account such employee’s years of service as required pursuant to Section 6.8(b)).

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Second Effective Time (the “New Plans”), each Continuing Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the First Effective Time, to the same extent as such Continuing Employee was entitled, before the First Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the First Effective Time; provided that, the foregoing shall not apply (i) to the extent that its application would result in a duplication of benefits, (ii) for purposes of any equity-based incentive plan, long-term incentive plan, pension plan, retiree welfare plan, or (iii) to any benefit plan that is a frozen plan or provides grandfathered benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time (other than any administrative delays in connection with any transition to Parent’s tax qualified defined contribution plan), in any New Plans to the extent coverage under such New Plan is of the same type as the Company Benefit Plan in which such Continuing Employee participated immediately before the First Effective Time (such plans, collectively, the “Old Plans”), and (ii)(A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Continuing Employee participated immediately prior to the First Effective Time and (B) Parent and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Unless otherwise directed by Parent in writing delivered to the Company not less than five Business Days prior to the Closing Date, the Company and each of the Company Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each (i) 401(k) plan maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and (ii) each Company Benefit Plan that is a

“nonqualified deferred compensation plan” within the meaning of Section 409A of the Code. The Company shall provide Parent with evidence that such Company 401(k) Plans and nonqualified deferred compensation plans have been properly terminated, and the form of such termination documents shall be subject to the reasonable approval of Parent. In the event of the termination of any Company 401(k) Plan pursuant to this Section 6.8(c) (each such terminated Company 401(k) Plan, a “Terminated Company 401(k) Plan”), Parent or the applicable Parent Subsidiary shall use commercially reasonable efforts to cause a defined contribution plan that is qualified under Section 401(a) of the Code, that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code and that is established or maintained by Parent or the applicable Parent Subsidiary to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from current and former employees of the Company and the Company Subsidiaries with respect to such individuals’ account balances (excluding loans) under such Terminated Company 401(k) Plan, if elected by any such individuals.

(d) Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation to terminate the employment of, any Continuing Employee for any reason; (ii) require the Company, Parent or the Surviving Corporation to continue any Company Benefit Plan, Parent Benefit Plan or prevent the amendment, modification or termination thereof; or (iii) amend, terminate, establish or create any Company Benefit Plan or Parent Benefit Plan or other employee benefit plans or arrangements. The provisions of this Section 6.8 are solely for the benefit of the parties, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third party beneficiary of this Agreement, and no provision of this Section 6.8 shall create such rights in any such persons.

6.9 Indemnification of Directors and Officers.

(a) For a period beginning at the Second Effective Time and ending six years after the Second Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless all past and present directors and officers of the Company or any Company Subsidiary (the “Covered Persons”), subject to applicable Law, to the same extent such Covered Persons are indemnified as of the date of the Original Agreement by the Company or any Company Subsidiary pursuant to applicable Law, the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws (or equivalent organizational or governing documents) of any Company Subsidiary or indemnification agreements (that have been made available to Parent prior to the date of the Original Agreement), if any, in existence on the date of the Original Agreement with any directors or officers of the Company or any Company Subsidiary for any Proceedings arising out of acts or omissions in their capacity as directors or officers of the Company or any Company Subsidiary, as applicable, occurring at or prior to the First Effective Time. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law, for acts or omissions occurring in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 6.9(a)

in accordance with the procedures set forth with respect to any Covered Person in the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws (or equivalent organizational documents) of any Company Subsidiary, or indemnification agreements (that have been made available to Parent prior to the date of the Original Agreement), if any, in existence on the date of the Original Agreement with any directors and officers of the Company or any Company Subsidiary; provided, however, that the Covered Person to whom expenses are advanced shall undertake to repay such advanced expenses by the Surviving Corporation, if it is ultimately determined by a final non-appealable judgment of a court of competent jurisdiction that such Covered Person is not entitled to indemnification pursuant to this Section 6.9(a). Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the First Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Second Effective Time, the provisions of this Section 6.9(a) shall continue in effect until the final disposition of such Proceeding.

(b) For not less than six years from and after the Second Effective Time, the organizational documents of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the First Effective Time than are currently set forth with respect to any Covered Person, in the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary in existence on the date of the Original Agreement. For not less than six years from the Second Effective Time, the Surviving Corporation shall not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of its or any of its Subsidiaries’ certificates of incorporation or by-laws or similar organizational documents as in effect immediately prior to the First Effective Time in any manner that would adversely affect the rights thereunder of any Covered Person. In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Corporation (as applicable) shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation (as applicable) assume the obligations set forth in this Section 6.9(b), unless such assumption occurs by operation of Law.

(c) For not less than six years from and after the Second Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect, the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring (or alleged to occur) prior to or at the First Effective Time with respect to Covered Persons; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.9(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 300% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 300% of current annual premiums. In lieu of the foregoing, the Company, in consultation with Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) purchase at or prior to the First Effective Time, and/or the Surviving Corporation may purchase following the Second Effective Time, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the First Effective Time covering each such Covered Person for an amount not to exceed 300% of current annual premiums. If such “tail” policy has been established by Parent or the Company, the Surviving Corporation shall not terminate such policy and shall cause all obligations of Parent or the Company thereunder to be honored by the Surviving Corporation.

(d) Following the Second Effective Time, the obligations under this Section 6.9 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns) without the consent of such affected Covered Person (or their respective successors and assigns) (it being expressly agreed that the Covered Persons (including successors and assigns) shall be third party beneficiaries of this Section 6.9).

6.10 Section 16 Matters. Prior to the First Effective Time, the Company shall take all such steps as may be reasonable necessary or appropriate to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Listing Matters. The Company and Parent shall cause the Company’s securities to be de-listed from the Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Second Effective Time; provided that such delisting and termination shall not be effective until immediately after the Second Effective Time. The Company shall use reasonable best efforts to take all actions required under TASE bylaws and applicable Israeli Securities Laws to facilitate the delisting of Company Common Stock from the TASE, including the filing of all required notices and the provision of all required shareholder communications, in each case to permit such delisting to be effective as soon as possible after the date hereof. Parent shall, and the Company shall cooperate with Parent to, use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Mergers (including shares of Parent Common Stock to be reserved for issuance upon exercise of Assumed Options) to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the First Effective Time.

6.12 Takeover Statutes. If any Takeover Statute becomes or is deemed to be applicable to the Company, the Mergers or any other transaction contemplated by this Agreement, then the Company and the Company Board shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

6.13 Tax Benefits Preservation Plan. The Company acknowledges and agrees that it shall not (a) redeem the Company Rights, (b) amend the Tax Benefits Preservation Plan or (c) take any action that would allow any Person (as defined in the Tax Benefits Preservation Plan) other than the Parent Parties to “Beneficially Own” or become the “Beneficial Owner” or acquire “Beneficial Ownership” (as such terms are defined in the Tax Benefits Preservation Plan) of 4.9% or more of the outstanding shares of Company Common Stock without causing a “Distribution Date”, “Flip-In Trigger Date” or “Triggering Event” (as such terms are defined in the Tax Benefits Preservation Plan) to occur. The Company Board shall not (i) make a determination that the Parent

Parties or any of their respective affiliates or associates is an “Acquiring Person” (as defined in the Tax Benefits Preservation Plan) for purposes of the Tax Benefits Preservation Plan or (ii) make a determination contrary to, or in any way revoke, rescind or modify the Tax Benefits Preservation Plan Waiver. Prior to the Closing, the Company shall take all such actions as may be necessary, including, for avoidance of doubt, amending the Tax Benefits Preservation Plan, to cause the Tax Benefits Preservation Plan to terminate, and all outstanding Company Rights to expire without value, immediately prior to the First Effective Time. Prior to the Closing, the Company shall provide Parent with evidence, reasonably satisfactory to Parent, demonstrating the Company’s compliance with the covenant set forth in the preceding sentence.

6.14 Cooperation as to Integration.

(a) From and after the date hereof until the earlier of the Second Effective Time and the termination of this Agreement in accordance with Article 8, the Company shall, and shall cause each applicable Company Subsidiary, and cause (or cause the applicable Company Subsidiary to cause) each director, officer or employee of the Company or any Company Subsidiary, and direct (or cause the applicable Company Subsidiary to direct) any other applicable Company Representative to, use its reasonable best efforts to reasonably cooperate with Parent and the Parent Representatives as may be reasonably requested by Parent and the Parent Representatives from time to time, including by complying with the provisions of Section 6.2(a) (subject to the limitations contained therein), in connection with planning for the integration of the business operations, systems, processes and personnel of Parent and the Company (collectively, “Integration Planning Activities”), in each case, subject to the proviso in Section 6.2(a) and applicable Law (including Regulatory Laws and Privacy and Security Laws).

(b) In furtherance of the Integration Planning Activities contemplated by Section 6.14(a), and subject to the proviso in Section 6.2(a) and applicable Law (including Regulatory Laws and Privacy and Security Laws), the Company shall, and shall cause each applicable Company Subsidiary, and cause (or cause the applicable Company Subsidiary to cause) each director, officer or employee of the Company or any Company Subsidiary, and direct (or cause the applicable Company Subsidiary to direct) any other applicable Company Representative to, reasonably cooperate with Parent (during normal business hours and in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary), as may be reasonably requested by Parent or the Parent Representatives from time to time in connection with the preparation, development and implementation of a comprehensive integration plan covering all material functional areas of the Company and the Company Subsidiaries’ respective businesses and the identification of any operational efficiencies and revenue enhancement opportunities arising therefrom.

(c) Upon the Company’s written request to Parent, Parent will promptly reimburse the Company or any applicable Company Subsidiary on an as-incurred basis for any reasonable and documented out-of-pocket costs or expenses incurred or otherwise payable by the Company or any Company Subsidiary in connection with their cooperation or efforts pursuant to this Section 6.14; provided, that, no costs or expenses incurred or otherwise payable by the Company or any Company Subsidiary in respect of services provided by a third party service provider to the Company or any Company Subsidiary in connection with any Integration Planning Activities shall be reimbursed by Parent pursuant to this Section 6.14(c) unless the Company or such Company Subsidiary shall have received Parent’s prior written consent to engage such third party service provider prior to the commencement of any such services.

(d) The parties acknowledge that any Integration Planning Activities are intended solely for the purpose of facilitating the orderly integration of the businesses of Parent and the Company following the Closing, and shall not involve the implementation of any integration steps or operational changes prior the First Effective Time (other than planning activities in anticipation thereof). Nothing in this Section 6.14 shall be construed to permit Parent to, directly or indirectly, control or direct the operations of the Company or any Company Subsidiary prior to the First Effective Time.

6.15 Repayment of 2026 Notes; Note Restructuring Transactions. Prior to the Closing, (a) the Company shall use its reasonable best efforts to repurchase (effective as of or prior to the Closing) in full all of the 2026 Notes in accordance with that certain Indenture, dated as of December 4, 2020, by and between the Company, as issuer, and U.S. Bank National Association, as trustee and any other agreements governing the 2026 Notes; provided, that such reasonable best efforts shall not require the Company to (i) repurchase any 2026 Notes at a price that exceeds the face amount thereof or (ii) utilize cash and cash equivalents of the Company and the Company Subsidiaries that the Company, acting reasonably and in good faith, determines is reasonably necessary and appropriate for the Company and the Company Subsidiaries to utilize for the payment of expenses in the ordinary course consistent with past practices; and (b) each of Parent and the Company shall, and shall each use their respective reasonable best efforts to cause each holder of Secured Notes to, cause the Notes Restructuring Transactions to be consummated in all material respects in accordance with the terms and subject to the conditions of the Notes Restructuring Agreement contemporaneously with, and contingent upon, the Closing.

6.16 Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations, in form and substance reasonably acceptable to Parent, executed by each director of the Company in office as of immediately prior to the Second Effective Time and effective upon the Second Effective Time.

Article 7

CONDITIONS TO CONSUMMATION OF THE MERGERS

7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Mergers shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the First Effective Time of each of the following conditions:

(a) Company Stockholder Approval: The Company shall have obtained the Required Company Vote at the Company Stockholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement);

(b) No Injunctions or Restraints: No (i) Law or Order shall have been issued, entered, promulgated or enacted that restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the Mergers or (ii) injunction, Order or award restraining or enjoining, or otherwise prohibiting, the consummation of the Mergers shall have been issued by any Governmental Entity having jurisdiction over any party and remain in force (each, a “Legal Impediment”);

(c) Regulatory Law: Any required consents, authorizations, approvals, orders, filings and declarations required to be obtained prior to the consummation of the Mergers pursuant to a Regulatory Law in any jurisdiction set forth in Section 7.1(b) of the Company Disclosure Schedule shall have been filed, occurred or been obtained (or any applicable waiting period thereunder shall have expired or been terminated), as applicable;

(d) Exchange Listing: The shares of Parent Common Stock to be issued in the Mergers shall have been authorized and approved for listing on the Nasdaq, subject to official notice of issuance; and

(e) Registration Statement: The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order.

7.2 Additional Conditions to Obligations of Parent and the Merger Subs. The respective obligations of each Parent Party to consummate the Mergers shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the First Effective Time of each of the following conditions:

(a) Representations and Warranties of the Company: (i) The representations and warranties of the Company contained in Section 3.2 shall be true and correct in all respects as of the date this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies, (ii) the representations and warranties of the Company contained in Section 3.1, Section 3.3, Section 3.4, Section 3.21, Section 3.23 and Section 3.26 shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) (A) as of the date of the Original Agreement (with respect to Section 3.21) or as of the date of this Agreement (with respect to Sections 3.1, 3.3, 3.4, 3.23, and 3.26) and (B) as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), (iii) the representations and warranties of the Company contained in Section 3.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, and (iv) all other representations and warranties of the Company contained in Article 3 (except for those representations and warranties set forth in the foregoing clauses (i) through (iii)) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) as of the date of the Original Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not be expected to have a Company Material Adverse Effect;

(b) Performance of Obligations of the Company: The Company shall have performed or complied in all material respects with all covenants and agreements to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) No Material Adverse Effect: Since the date of the Original Agreement, no Company Material Adverse Effect shall have occurred;

(d) Certificate: The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying that the conditions provided in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied;

(e) FIRPTA Certificate: The Company shall have delivered to Parent an affidavit, dated as of the Closing Date, sworn under penalty of perjury and in form and substance reasonably satisfactory to Parent in compliance with the Code and Treasury Regulations certifying that the transactions contemplated by this Agreement are exempt from withholding pursuant to Section 1445 of the Code; and

(f) Notes Restructuring Transactions: The Notes Restructuring Transactions shall have been consummated in accordance with the Notes Restructuring Agreement.

7.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Mergers shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the First Effective Time of each of the following conditions:

(a) Representations and Warranties of the Parent Parties: (i) Any representation or warranty of the Parent Parties contained in Section 4.1, Section 4.2, or Section 4.10 shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time) and (ii) any other representation and warranty of the Parent Parties contained in Article 4 (except for those representations and warranties set forth in the foregoing clause (i)) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein) (A) as of the date of the Original Agreement (with respect to all such representations and warranties other than those contained in Sections 4.3, 4.4, 4.7 and 4.8) or as of the date of this Agreement (with respect to Sections 4.3, 4.4, 4.7 and 4.8) and (B) as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not be expected to have a Parent Material Adverse Effect;

(b) Performance of Obligations of the Parent Parties: The Parent Parties shall have performed or complied in all material respects with all covenants and agreements to be performed or complied with by them under this Agreement at or prior to the Closing; and

(c) Certificate: The Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying that the conditions provided in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated prior to the First Effective Time, and the Mergers and the other transactions contemplated hereby may be abandoned:

(a) Mutual Consent: By mutual written consent of Parent and the Company;

(b) Outside Date: By either the Company or Parent if the First Effective Time shall not have occurred on or before October 21, 2026 (the “Initial Outside Date”); provided that, if on the Initial Outside Date the conditions set forth in Section 7.1(b) (to the extent related to the Regulatory Laws set forth in Section 7.1(c)) or Section 7.1(c) shall not be satisfied, but all other conditions to the Closing set forth in Article 7 either have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) or waived by Parent, Merger Sub I, Merger Sub II or the Company, as applicable, then the Outside Date shall automatically be extended to December 5, 2026 (the “Extended Outside Date” and together with the Initial Outside Date, the “Outside Date”) unless Parent and the Company mutually agree in writing to an earlier Extended Outside Date; provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose material breach of any of its obligation under this Agreement is the primary cause of, or resulted in, the failure of the First Effective Time to occur on or before the Initial Outside Date or the Extended Outside Date, as the case may be. For purposes of this Section 8.1(b), the failure of the First Effective Time to occur shall be deemed to include any failure of the Second Effective Time to occur within one (1) hour following the First Effective Time;

(c) Legal Impediment: By either the Company or Parent, if any Legal Impediment permanently restraining, enjoining or otherwise prohibiting or making illegal the Mergers (or otherwise prohibiting the consummation of the Mergers) shall have become final and non-appealable such that the condition specified in Section 7.1(b) would not be satisfied at the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the issuance of such Legal Impediment;

(d) Required Company Vote: By either the Company or Parent, if the Required Company Vote shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement);

(e) Change of Company Board Recommendation: By Parent, if (i) the Company Board shall have effected a Change of Company Board Recommendation or (ii) the Company shall have materially breached its obligations under Section 6.3;

(f) Company Superior Proposal: By the Company, prior to obtaining the Required Company Vote, if the Company Board (or a committee thereof) shall have determined to terminate this Agreement in order to substantially concurrently with such termination enter into a definitive agreement providing for a Company Superior Proposal; provided that (i) the Company has complied with its obligations in Section 6.3 and (ii) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays to Parent the Company Termination Fee;

(g) Company Breach: By Parent, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition in Section 7.2(a) or Section 7.2(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.2(a) or Section 7.2(b) prior to the Outside Date or otherwise is not cured in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.2(a) or Section 7.2(b) by the earlier of (x) the Business Day prior to the applicable Outside Date or (y) thirty (30) days following the date of delivery of such written notice to the Company; provided that, Parent may not terminate this Agreement pursuant to this Section 8.1(g) if Parent is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement that would result in the failure of any condition set forth in Section 7.3(a) or Section 7.3(b); or

(h) Parent Breach: By the Company, if: (i) there has been a breach by any Parent Party of any of their representations, warranties or covenants contained in this Agreement such that any condition in Section 7.3(a) or Section 7.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.3(a) or Section 7.3(b) prior to the Outside Date or otherwise is not cured in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.3(a) or Section 7.3(b) by the earlier of (x) the Business Day prior to the applicable Outside Date or (y) at least thirty (30) days following the date of delivery of such written notice to Parent; provided that, the Company may not terminate this Agreement pursuant to this Section 8.1(h) if the Company is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement that would result in the failure of any condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) to be satisfied.

(i) Notes Restructuring Agreement: By Parent, if the Notes Restructuring Agreement is terminated for any reason; provided that, Parent may not terminate this Agreement pursuant to this Section 8.1(i) if such termination of the Notes Restructuring Agreement primarily results from Parent’s material breach of the provisions thereof.

8.2 Effect of Termination. In the event of the valid termination of this Agreement by either the Company or Parent as provided in Section 8.1, written notice thereof shall be given by the terminating party to the other parties specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall become void and there shall be no liability or obligation on the part of any party or their respective Subsidiaries, officers, directors, Parent Representatives or Company Representatives, as applicable, except with respect to Section 6.2(a), Section 6.7, this Section 8.2, Section 8.3 and Article 9. Notwithstanding anything herein to the contrary, nothing herein shall relieve any party for liabilities or damages incurred or suffered (including the loss to the stockholders of Parent or Company, as applicable, of the benefits of the transactions contemplated by this Agreement) as a result of a Willful and Material Breach or Fraud by the Company, on the one hand, or a Parent Party, on the other hand. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement or the Clean Team Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

8.3 Company Termination Fee.

(a) If this Agreement is terminated by Parent pursuant to Section 8.1(e), or by either the Company or Parent pursuant to Section 8.1(d) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(e), then the Company shall pay, or cause to be paid, to Parent on the second (2nd) Business Day following such termination a termination fee equal to (i) $5,000,000, plus (ii) an amount equal to Parent’s documented Expenses incurred prior to (and including) the date of the termination of this Agreement (the “Company Termination Fee”).

(b) If this Agreement is terminated by the Company pursuant to Section 8.1(f), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee substantially concurrently with or prior to (and as a condition to) such termination.

(c) If this Agreement is terminated (x) by the Company or Parent pursuant to Section 8.1(b) and, at the time of such termination, all of the conditions to Closing set forth in Article 7 have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date) or waived by Parent, Merger Sub I, Merger Sub II or the Company, as applicable, other than the condition set forth in Section 7.2(f); provided that, the failure of such condition to be satisfied did not primarily result from Parent’s material breach of the provisions of the Notes Restructuring Agreement, or (y) by Parent pursuant to Section 8.1(i), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee, no later than the second (2nd) Business Day following such termination; provided, that notwithstanding anything in this Agreement to the contrary, solely for purposes of the Company’s obligation to pay or cause to be paid to Parent the Company Termination Fee pursuant to this Section 8.3(c), Parent’s documented Expenses shall be deemed to equal the lesser of (A) Parent’s documented Expenses actually incurred and (B) the Parent Expense Cap.

(d) If this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(g) and, in any such case, (i) a Company Acquisition Proposal shall have been publicly disclosed or announced or shall have become publicly known or made known to the Company Board or senior management of the Company, and shall not have been publicly withdrawn, in each case, after the date hereof and prior to the time of the Company Stockholders Meeting (in the case of a termination pursuant to Section 8.1(d)) or the date of such termination

(in the case of a termination pursuant to Section 8.1(b) or Section 8.1(g)) and (ii) within twelve (12) months following such termination, the Company or any Company Subsidiary enters into a definitive agreement with respect to, or consummates, a Company Acquisition Proposal, then the Company shall pay, or caused to be paid, to Parent the Company Termination Fee no later than two Business Days following the consummation of such transaction. Notwithstanding the foregoing, in the event this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(g), and the holders of the Secured Notes or any of their respective Related Funds (as defined in the Notes Restructuring Agreement), in each case, were not a Person or a part of a group of Persons (as defined in Section 13(d)(3) of the Exchange Act) that submitted the Company Acquisition Proposal described in Section 8.3(d)(i) and have otherwise complied in all material respects with their obligations under the Notes Restructuring Agreement prior to the date of such termination, the holders of the Secured Notes shall be entitled to propose to the Company a bona fide restructuring transaction and/or that the Company become subject to a voluntary or involuntary reorganization or restructuring under applicable Laws relating to bankruptcy, insolvency or the protection of creditors generally with respect to the Company and the Secured Notes or otherwise enter into a definitive agreement to effect such reorganization or restructuring process during the twelve (12) month period following such termination; provided, that, upon the consummation of such restructuring transaction, (1) the Company shall pay, or cause to be paid, to Parent an amount equal to the lesser of (I) Parent’s documented Expenses incurred prior to (and including) the date of such termination and (II) the Parent Expense Cap and (2) without limiting the Company’s obligation pursuant to the foregoing clause (1), the Company shall not otherwise be required to pay or cause to be paid to Parent the Company Termination Fee. For purposes of this Section 8.3(d), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 9.4, except that the references to “15%” and “85%” therein shall be deemed to be references to “50%”.

(e) All payments under this Section 8.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent, or in the absence of such designation, an account established for the sole benefit of Parent.

(f) Each of the parties acknowledges and agrees (i) that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) that without these agreements the parties would not enter into this Agreement, and (iii) that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and the Merger Subs in the circumstances in which such Company Termination Fee is payable; provided, that no payment of the Company Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of Willful and Material Breach or Fraud. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(g) If the Company fails to pay (or cause to be paid) the Company Termination Fee or, in the case of the penultimate sentence of Section 8.3(d), Parent’s Expenses up to the Parent Expense Cap, in each case when due, the Company shall pay to Parent, together with the Company Termination Fee (or, in the case of the penultimate sentence of Section 8.3(d), Parent’s Expenses up to the Parent Expense Cap), (A) interest on the Company Termination Fee (or, in the case of the penultimate sentence of Section 8.3(d), Parent’s Expenses up to the Parent

Expense Cap), from the date of termination of this Agreement at a rate per annum equal to the Prime Rate in effect on the date that such payment was required to be made through the date that such payment was actually received and (B) Parent’s out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred in the collection of such overdue amounts, including in connection with any related Proceedings commenced. Notwithstanding anything herein to the contrary, the Company’s obligation to pay or cause to be paid Parent’s Expenses pursuant to and in accordance with this Section 8.3 shall be subject to the Company’s receipt of written notice from Parent setting forth, in reasonable detail, the amount of Parent’s Expenses to be so paid.

Article 9

GENERAL PROVISIONS

9.1 Non-Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Second Effective Time except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Second Effective Time, which shall survive to the extent expressly provided for herein.

9.2 Fees and Expenses. Except for (a) the expenses in connection with printing and mailing the Proxy Statement/Prospectus and Registration Statement and any Other Filings required in connection with the actions specified in Section 6.1, (b) all SEC filing fees relating to the Mergers and the transactions contemplated by this Agreement and (c) the fees in connection with the approvals required under Section 7.1(c) related to the Mergers and the transactions contemplated by this Agreement (of which fees and expenses (A) set forth in clauses (a) and (b) of this Section 9.2 shall be borne, in each case, equally by Parent and the Company and (B) set forth in clause (c) shall be borne by Parent), all fees and expenses incurred in connection with the preparation, negotiation and performance of this Agreement and the consummation of the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Mergers are consummated.

9.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (to the extent no “bounce back” or similar message indicating non-delivery is received with respect thereto and delivery is followed within one Business Day pursuant to either clause (a) or (b)), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to any Parent Party, addressed to it at:

SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

Attention:  Keyvan Mohajer

      Warren Heit

Email:    keyvan@soundhound.com

      warren@soundhound.com

with a copy to (for information purposes only):

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111

Attention:  Luke Bergstrom

    Max Schleusener

    Lauren Lefcoe

Email:    luke.bergstrom@lw.com

   max.schleusener@lw.com

   lauren.lefcoe@lw.com

If to the Company, addressed to it at:

LivePerson, Inc.

530 7th Avenue, Floor M1

New York, NY 10018

Attention:  John Collins

    Monica Greenberg

Email:    JCollins@liveperson.com

    MGreenberg@liveperson.com

with a copy to (for information purposes only):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention:  Philip Richter

    Mark Hayek

    Adam Cohen

Email:    Philip.Richter@friedfrank.com

    Mark.Hayek@friedfrank.com

    Adam.Cohen@friedfrank.com

9.4 Certain Definitions. For purposes of this Agreement, the term:

“2026 Notes” means the Company’s 0% Convertible Senior Notes due 2026.

“affiliate” means, as to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Aggregate Consideration Amount” means the sum of (a) the difference of (i) $42,784,532.64, minus (ii) the Company Shortfall Cash, plus (b) the Aggregate Exercise Price.

“Aggregate Exercise Price” means the aggregate dollar amount of the exercise prices of all In-the-Money Company Options (other than Assumed Options).

“AI Inputs” shall mean data, work of authorship, text or other content used or relied upon by any aspect of AI Technologies to generate any AI Output.

“AI Output” shall mean any data, work of authorship, text or other content that is generated by any AI Technologies.

“AI Technologies” shall mean any Software or other technology related to deep learning, machine learning, self-improving, generative artificial intelligence or other artificial intelligence fields including, but not limited to, those that use of or employ neural networks, statistical learning algorithms (like linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning.

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010, as amended.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

“Closing Merger Consideration” means the number of shares of Parent Common Stock derived from dividing (a) the Aggregate Consideration Amount, by (b) the Parent Closing Stock Price.

“Closing Merger Consideration Value” means an amount equal to the (a) the Closing Merger Consideration, multiplied by (b) the Parent Closing VWAP Stock Price.

“Closing TASE Cash Merger Consideration” means an amount equal to (a) the Closing Merger Consideration Value, multiplied by (b) the Closing TASE Merger Consideration Percentage; provided, that if the Closing TASE Cash Merger Consideration is greater than $7,500,000, then the Closing TASE Cash Merger Consideration will equal $7,500,000.

“Closing TASE Merger Consideration Percentage” means an amount equal to the quotient of (a) the Fully Diluted TASE Common Number, divided by (b) the Fully Diluted Common Number.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council agreement, or other agreement, understanding or Contract (including any addenda, side letter, memorandum of understanding, letter of assent, neutrality agreement or ancillary agreement thereto) with any Union.

“Company Acceptable Confidentiality Agreement” means a confidentiality agreement entered into by the Company after the date of the Original Agreement, in either case, that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and do not in any way restrict the Company or its representatives from complying with its disclosure obligations under this Agreement; provided, that, any such confidentiality agreement need not contain any standstill provision and shall not include any provision conflicting with or otherwise impairing the Company’s ability to comply with its obligations under this Agreement.

“Company Acquisition Proposal” means any offer, proposal or indication of interest from any Person or group of Persons as defined in Section 13(d)(3) of the Exchange Act (other than Parent and the Parent Subsidiaries) at any time relating to any transaction or series of related transactions (other than the Mergers) involving: (a) any acquisition or purchase by any person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a person pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a person of more than fifteen percent (15%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“Company Benefit Plan” means each Employee Benefit Plan that is sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of the Company Subsidiaries.

“Company Cash Balance” means the amount of cash and cash equivalents in the final Estimated Closing Statement; provided that, for the avoidance of doubt, the Company Cash Balance will give pro forma effect (i.e., as a deduction) for all amounts payable by the Company that remain unpaid in connection with the transactions contemplated by this Agreement, the Notes Restructuring Agreement, and any similar or alternative transactions involving the Company, its stockholders and/or the Secured Notes (including transactions with other potential acquirers or investors and including any debt restructuring transactions), if any, in connection with the transactions preceding and/or related to the transactions contemplated hereby (which may be as little as zero dollars ($0)), including (i) all unpaid Company Transaction Expenses, (ii) unpaid amounts used or to be used to repurchase and retire or extinguish 2026 Notes between April 1, 2026, and the Closing Date, if any, and (iii) the amount to be remitted to the holders of First Lien Notes by the Company under Section 2.01(b)(i) of the Notes Restructuring Agreement and to the holders of Second Lien Notes under Section 2.01(c)(i) under the Notes Restructuring Agreement; provided, that notwithstanding the foregoing, the fees and expenses payable by the Company pursuant to Section 9.2(a) and Section 9.2(b) shall be excluded from “Company Cash Balance” hereunder.

“Company Equity Award” means each Company Option and Company RSU Award.

“Company Equity Plans” means (a) the Company’s Amended and Restated 2019 Stock Incentive Plan and (b) the Company’s Amended and Restated 2018 Inducement Plan.

“Company ESPP” means the Company’s 2019 Employee Stock Purchase Plan, as amended.

“Company Intervening Event” means any Effect occurring or arising after the date of the Original Agreement that is material to the Company and the Company Subsidiaries (taken as a whole) that (a) was not known or reasonably foreseeable to the Company or the Company Board as of or prior to the date of the Original Agreement and becomes known to the Company Board following the date of the Original Agreement and (b) does not involve or relate to a Company Acquisition Proposal; provided that, in no event shall any of the following Effects constitute a Company Intervening Event: (i) changes in the price or trading volume of the Company Common Stock or Parent Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event) or changes in the credit rating of the Company or Parent, (ii) the Company or Parent meeting, failing to meet, or exceeding any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such circumstances may be taken into account in determining whether there has been a Company Intervening Event), (iii) changes in general economic, political, regulatory, legislative or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices), (iv) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, or (v) natural disasters, epidemics or pandemics.

“Company Material Adverse Effect” means any change, event, occurrence, condition or development (an “Effect”) that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that Effects arising out of, or resulting from the following shall not constitute a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) or (c) of the below shall be considered to the extent such Effect disproportionately and adversely impacts the Company or the Company Subsidiaries, taken as a whole, relative to the other companies operating in the same industries: (a) changes in applicable Law (or the interpretation or enforcement thereof) or changes in GAAP (or the interpretation or enforcement thereof), (b) (i) changes in general economic or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates in the United States or globally or (ii) changes in conditions in the industries (including seasonal fluctuations) in which the Company or the Company Subsidiaries operate, (c) changes in global or national political conditions (including the outbreak, continuation or escalation of war (whether or not declared), military action, acts of armed hostility, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Original Agreement, (d) actions or omissions expressly required of the Company by the terms of this Agreement or taken or not taken with the prior written consent of Parent (other than its obligations to operate its business in the ordinary course), (e) the execution, announcement, pendency or consummation of the Original Agreement, this Agreement and the transactions contemplated hereby, including any litigation arising out of or relating to the Original Agreement, this Agreement or the Mergers, the identity of Parent, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case solely to the extent resulting from the execution, announcement, pendency or consummation of the Original Agreement, this Agreement and the transactions contemplated hereby; provided, that the exceptions set forth in this clause (e) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in this Agreement expressly addressing the consequences of the execution, announcement, existence, pendency or consummation of the Original Agreement, this Agreement and the transactions contemplated hereby or to address the consequences of litigation of, compliance with or performance under, the Original Agreement or this Agreement, (f) changes in the trading price or trading volume of Company Common Stock; provided, that the underlying cause of such change in trading price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred, or (g) any failure by the Company or any of the Company Subsidiaries to meet any internal or published revenue, earnings or other financial projections, estimates, expectations or forecasts for any period; provided, that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Minimum Cash” means an amount in cash equal to (a) $74,000,000, provided, that in the event the Closing Date occurs in the calendar month of July, the amount for purposes of this clause (a) shall be $71,000,000, minus (b) the amount of cash, if any, paid by the Company to repurchase and retire the 2026 Notes between April 1, 2026, and the Closing Date.

“Company Option” means an option to acquire shares of Company Common Stock granted under a Company Equity Plan or granted to a Company employee or other service provider outside of the Company Equity Plans.

“Company Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Products” shall mean each and all current and past services (including cloud-based service offered via the Internet) and products (including any and all Data products, applications, algorithms and other Software), in each case, including those that that incorporate or employ any AI Technologies (“Company AI Products”), made commercially available, marketed, distributed, developed, supported, sold, imported for resale, licensed out, or otherwise provided by or on behalf of the Company or any Company Subsidiary, including products and services under development.

“Company Representatives” means the Company’s and the Company Subsidiaries’ respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, brokers and other representatives acting for or on behalf of the Company or any Company Subsidiary.

“Company RSU Award” means an award of restricted stock units with respect to shares of Company Common Stock granted under a Company Equity Plan.

“Company Shortfall Cash” means an amount in cash equal to (a) the Company Minimum Cash, minus (b) the Company Cash Balance; provided that, if a negative number results from such calculation, “Company Shortfall Cash” shall be zero (0).

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (except the references therein to “15%” shall be replaced by “80%” and the references to “85%” shall be replaced by “25%”) made by a third party which the Company Board determines in good faith (after consultation with its outside counsel and, with respect to financial matters, financial advisors), taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing or regulatory approvals and likelihood of consummation)) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.3), (a) if accepted, is reasonably likely to be consummated on the terms proposed, taking into account any required redemption, exchange, repayment or restructuring of the 2026 Notes and/or the Secured Notes required in connection with such Company Acquisition Proposal in accordance with the indentures and other agreements governing the 2026 Notes and the Secured Notes, as applicable (and whether the holders of the 2026 Notes and/or the Secured Notes would be reasonably expected to consent to such Company Acquisition Proposal in accordance with the indentures and other agreements governing the 2026 Notes and the Secured Notes, as applicable) and (b) is more favorable to the Company’s stockholders from a financial point of view than the Mergers.

“Company Transaction Expenses” means all fees and expenses incurred by or on behalf of the Company or by any other Person for which the Company is responsible in connection with or related to the negotiation, preparation, execution and performance of the Original Agreement and this Agreement, the Notes Restructuring Agreement and the transactions contemplated hereby and thereby and any similar or alternative transaction involving the Company, its stockholders and/or the Secured Notes (including transactions with other potential acquirors or investors and including any debt restructuring transactions), if any, in connection with the transactions leading hereto (which may be as little as zero dollars ($0)), including, for the avoidance of doubt, all fees and expenses payable to brokers, financial advisors, investment banks, legal advisors, accountants and other professional advisors in connection with the transactions contemplated hereby and by the Notes Restructuring Agreement and by such other similar or alternative transactions, as applicable.

“Company Warrant” means warrants to subscribe for and purchase shares of Company Common Stock, including those warrants to subscribe for and purchase shares of Company Common Stock pursuant to that certain (a) Warrant to Purchase Common Stock, Certificate Number 0001, and (b) Warrant, Certificate Number 0002, in each case, issued June 3, 2024, by and between the Company and Lynrock Lake Master Fund LP.

“Continuing Employee” means each employee of the Company or any of the Company Subsidiaries who is employed by the Company or any of the Company Subsidiaries as of immediately prior to the First Effective Time and who continues to be actively employed by the Surviving Corporation (or any of its affiliates) on or following the Second Effective Time.

“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legally binding commitments to which in each case a Person is a party or by which any of the properties or assets of such Person or its Subsidiaries are bound.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Data” shall mean any information, inputs, figures, facts, numbers, statistics, geographic and location information, AI Inputs, validation data, and test data, data collections, and databases, in any form, whether structured or unstructured.

“Employee Benefit Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, including employer stock and incentive plans, (c) severance, change in control, employment, individual consulting, pension, retirement, profit sharing, retention or termination plan, program, agreement, policy or arrangement or (d) other compensation or benefit plan, program, agreement, policy, practice, contract or arrangement and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, commission, sales, deferred compensation, stock purchase, health, medical, dental, vision, or other health plans, disability, accident, life insurance, holiday, vacation, paid time off, perquisite, fringe benefit, severance, termination, change of control, transaction, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements, other than any statutory plan, program, or arrangement that is required under applicable Laws and maintained by any Governmental Entity.

“Environmental Laws” means any and all applicable Laws which regulate or relate to pollution or the protection of the environment or human health and safety (solely to the extent related to exposure to Hazardous Substances), including Laws related to the use, treatment, storage, transportation, handling or Release of Hazardous Substances.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, waiver, variance, exemption, license, clearance, or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all out-of-pocket fees, costs and other expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Original Agreement and this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement/Prospectus or Registration Statement and all other matters related to the transactions contemplated by this Agreement.

“First Lien Notes” means the Company’s First Lien Convertible Senior Notes due 2029.

“Fraud” means actual fraud under Delaware law.

“Fully Diluted Common Number” means, without duplication, the sum of (a) the total number of shares of Company Common Stock that are issued and outstanding immediately prior to the First Effective Time (excluding Company Cancelled Shares), plus (b) the total number of shares of Company Common Stock that are issuable upon the conversion, exercise or settlement in full of all In-the-Money Company Options, Company RSU Awards, convertible securities, or other rights to acquire Company Common Stock that are outstanding as of immediately prior to the First Effective Time; provided that, notwithstanding the foregoing, the “Fully Diluted Common Number” shall not include (a) the Company Rights or any securities of the Company issuable upon the exercise thereof pursuant to the Tax Benefits Preservation Plan or (b) any shares of Company Common Stock that are issuable upon the exercise or conversion of the Company Warrants or the 2026 Notes and the First Lien Notes except to the extent such Company Warrants or notes are exercised or converted into shares of Company Common Stock prior to the First Effective Time.

“Fully Diluted TASE Common Number” means, without duplication, the total number of TASE Shares that are issued and outstanding immediately prior to the Second Effective Time.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Government Official” means (a) any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization; (b) any political party, political party official or candidate for political office or political campaign; or (c) any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means (a) any supranational, national, federal, state, regional, provincial, county, municipal, local or foreign government and any entity exercising or entitled to exercise executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, (b) any agency, division, bureau, department, commission, board, tribunal, or other subdivision or instrumentality of any government, entity or organization described in the foregoing clause (a), and any court, judicial authority, arbitrator, or arbitral tribunal, and (c) any public international organization (such as the World Bank, United Nations).

“Hazardous Substances” means any material, chemical or waste that is listed, defined or regulated as “hazardous,” “toxic,” a “pollutant,” or a “contaminant”, or words of similar regulatory meaning or effect, under any Environmental Law, including asbestos or asbestos-containing materials, petroleum or petroleum by-products, radioactive materials, per- and polyfluoroalkyl substances or polychlorinated biphenyls.

“In-the-Money Company Option” means each Company Option that is not an Out-of-the-Money Company Option.

“Intellectual Property” means all intellectual property rights now known or hereafter recognized in any jurisdiction throughout the world, including all: (a) patents, patent disclosures and patent applications, together with all provisionals, reissues, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names, social media accounts and handles, corporate names, and other indicia of source or origin, together with all translations, adaptations, derivations, and combinations thereof, and all applications and registrations in connection therewith; (c) rights associated with works of authorship (whether or not published) and all copyrights, mask works and designs and all applications, renewals and registrations in connection therewith; (d) intellectual property rights in Software and all website content (including text, graphics, images, audio, video, and data), intellectual and proprietary rights in databases, data compilations and data collection methods; and (e) trade secret rights and rights in know-how and confidential and proprietary information, information, designs, formulae, compositions, algorithms, procedures, methods, techniques, ideas, research and development, data, specifications, processes, inventions (whether patentable or not and whether reduced to practice or not) and improvements (“Trade Secrets”), (f) other proprietary rights arising from or related to AI Technologies, and (g) all applications and registrations for the foregoing.

“IRS” means the United States Internal Revenue Service.

“ISA” means the Israel Securities Authority.

“Israeli Securities Laws” means (a) the Israeli Securities Law of 1968 and the rules, regulations and guidance provided thereunder and (b) the bylaws of the TASE and the regulations promulgated thereunder, including the relevant provisions of the bylaws of the TASECH, each as amended from time to time.

“ITA” means the Israel Tax Authority.

“Knowledge” means the actual knowledge (after inquiry of direct reports) of the individuals listed in Section 9.4(a) of the Company Disclosure Schedule.

“Law” means any applicable international, national, federal, regional, provincial, state, municipal, foreign, and local laws, common laws, statutes, constitutions, treaties, ordinances, bylaws, rules, regulations, or other requirements, legally binding guidance, consent permits, policies, restrictions or licenses enacted, adopted, promulgated, issued, enforced, applied, or entered by any Governmental Entity and any Orders.

“Lien” means any lien, mortgage, pledge, conditional or installment sale (or lease in the nature thereof) agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, right of first offer, lease, sublease, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Multiemployer Plan” means a “multiemployer plan” (as defined in or within the meaning of Section 3(37) of ERISA) or any plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Net Share” means, with respect to a Company Option, the quotient obtained by dividing (a) the product of (i) the excess of the Per Share Cash Equivalent Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option immediately prior to the First Effective Time, by (b) the Per Share Cash Equivalent Consideration.

“Open Source Material” shall mean any Software that is distributed as “free software” or “open source software” (as such terms are commonly understood in the software industry), including software code or other materials that are licensed under a Creative Commons License, open database license, the Mozilla Public License, the GNU General Public License, GNU Lesser General Public License, Affero General Public License, Common Public License, Apache License, BSD License, or MIT License and all other licenses identified by the Open Source Initiative as “open source licenses.”

“Order” means any judgment, order, executive order, stay, consent decree, determination, ruling, assessment, stipulation, decision, writ, injunction, decree or arbitration award in each case, enacted, adopted, promulgated, imposed, applied, or entered by or with any Governmental Entity.

“Ordinance” means the Israeli Income Tax Ordinance (New Version), 1961, as amended, and all rules and regulations promulgated thereunder, as may be amended from time to time, including, any publications and clarifications issued by the ITA.

“Other Filings” means all filings made by, or required to be made by, the Company or Parent with the SEC in connection with the transactions contemplated by this Agreement, other than the Proxy Statement/Prospectus and Registration Statement.

“Out-of-the-Money Company Option” means any Company Option having a per-share exercise price equal to or in excess of the Per Share Cash Equivalent Consideration (calculated for this purpose as if all Company Options were included in the definition of Fully Diluted Common Number).

“Parent Benefit Plan” means each Employee Benefit Plan that is sponsored, maintained, contributed to, or required to be contributed to, by Parent or any of the Parent Subsidiaries.

“Parent Closing Stock Price” means the Parent Closing VWAP Stock Price; provided that, in the event such price per share (a) exceeds $12 per share, “Parent Closing Stock Price” means $12 per share or (b) falls below $7 per share, “Parent Closing Stock Price” means $7 per share.

“Parent Closing VWAP Stock Price” means the price per share of a share of Parent Common Stock derived from the average of the daily volume weighted average prices of a share of Parent Common Stock on the Nasdaq on each of the ten (10) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the Closing Date, rounded down to the nearest penny, as reported by Bloomberg.

“Parent Common Stock” means the Class A Common Stock of Parent, par value $0.0001 per share.

“Parent Expense Cap” means an amount equal to $3,750,000.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that Effects arising out of, or resulting from the following shall not constitute a Parent Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) or (c) of the below shall be considered to the extent such Effect disproportionately and adversely impacts Parent or the Parent Subsidiaries, taken as a whole, relative to the other companies operating in the same industries: (a) changes in applicable Law (or the interpretation or enforcement thereof) or changes in GAAP (or the interpretation or enforcement thereof), (b) (i) changes in general economic or regulatory conditions or (ii) changes in securities, credit or other financial markets, including interest rates or exchange rates in the United States or globally, or changes in conditions in the industries (including seasonal fluctuations) in which Parent or Parent Subsidiaries operate, (c) changes in global or national political conditions (including the outbreak, continuation or escalation of war (whether or not declared), military action, acts of armed hostility, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Original Agreement, (d) actions or omissions expressly required of Parent by the terms of this Agreement or taken or not taken with the prior written consent of, Parent (other than its obligations to operate its business in the ordinary course), (e) the execution, announcement, pendency or consummation of the Original Agreement or this Agreement and the transactions contemplated hereby, including any litigation arising out of or relating to the Original Agreement, this Agreement or the Mergers, the identity of the Company, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case solely to the extent resulting from the execution, announcement, pendency or consummation of the Original Agreement or this Agreement and the transactions contemplated thereby and hereby; provided, that the exceptions set forth in this clause (e) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in this Agreement expressly addressing the consequences of the execution, announcement, existence, pendency or consummation of the Original Agreement or this Agreement and the transactions contemplated hereby or to address the consequences of litigation of, compliance with or performance under, the Original Agreement or this Agreement, (f) changes in the trading price or trading volume of Parent Common Stock; provided, that the underlying cause of such change in trading price or trading volume may be taken into account in determining whether a Parent Material Adverse Effect has occurred, or (g) any failure by Parent or any of the Parent Subsidiaries to meet any internal or published revenue, earnings or other financial projections, estimates, expectations or forecasts for any period; provided, that the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred.

“Parent Representatives” means Parent’s and the Parent Subsidiaries’ respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives acting for or on behalf of Parent or any Parent Subsidiary.

“Parent Share Issuance” means the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to and in accordance with the terms of this Agreement.

“Per Share Cash Equivalent Consideration” means the product (rounded to the nearest cent) obtained by multiplying (a) the Per Share Merger Consideration by (b) the Parent Closing Stock Price.

“Per Share Cash Merger Consideration” means an amount in cash equal to (a) the Closing TASE Cash Merger Consideration, divided by (b) the Fully Diluted TASE Common Number.

“Per Share Merger Consideration” means, subject to Section 2.4, the number of fully paid and nonassessable shares of Parent Common Stock equal to (a) the Closing Merger Consideration, divided by (b) the Fully Diluted Common Number.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of the applicable Person, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable, (c) Liens arising from transfer restrictions under securities Laws or related Laws of any jurisdiction, (d) nonexclusive licenses of Intellectual Property, and (e) (i) matters of record, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of applicable real property, (iii) applicable building, zoning and land use regulations, (iv) Liens encumbering the fee interest in the property constituting Company Leased Real Property and Liens of landlords and sublandlords pursuant to the leases and subleases of the Company Leased Real Property and (v) other imperfections or irregularities in title, charges, restrictions and other encumbrances that do not materially detract from the current use of the Company Leased Real Property to which they relate.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means information in any form that is capable, directly or indirectly, of being associated with, related or linked to, or could reasonably be used to identify, describe, contact or locate, an individual, device, or household (including name, address, telephone number, email address, billing information, online identifier, device identifier, IP address, browsing history, search history or other website, application or online activity or usage data, location data, or biometric data) or is otherwise considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Laws and/or Privacy Requirements.

“Prime Rate” means the rate per annum published in The Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period.

“Privacy and Security Laws” means all applicable Laws, guidance, and standards relating to the privacy, data security, data breach notification, Processing of Personal Information, website and mobile application privacy policies and practices, consumer protection, online safety, online platform and digital services regulation, the processing and security of payment card information (including the Payment Card Industry Data Security Standard and other applicable card association rules), the processing of biometric information or biometric identifiers, artificial intelligence, chatbots, wiretapping, the interception of electronic communications, the tracking or monitoring of online activity, data- or web-scraping, advertising or marketing, and email, text message, or telephone communications.

“Proceeding” means any action, suit, lawsuit, claim, charge, complaint, hearing, arbitration, litigation, mediation, grievance, audit, examination, investigation or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), in each case, by or before any Governmental Entity.

“Processing” means any operation or set of operations which is performed on information, including Personal Information, such as the use, collection, processing, storage, disclosure, dissemination, combination or disposal of such information, and/or is considered “processing” by any applicable Privacy Requirements.

“Regulatory Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to (a) prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended and other similar competition or antitrust laws of any jurisdiction other than the United States; or (b) regulate foreign investment, foreign ownership or control, or the acquisition of assets or securities by foreign persons for purposes of national security, protection of critical infrastructure, or other national interests.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, or leaching of any Hazardous Substance into the environment.

“Sanctioned Country” means any country or territory that is, or has been since April 24, 2019, the subject of comprehensive country-wide or region-wide Sanctions (currently, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means (a) any Person listed on any sanctions-related list of designated Persons, maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury’s (“OFAC”) or the U.S. Department of State, the United Nations, the United Kingdom, the European Union, or any European Union member state; (b) any Person operating, organized or resident in a Sanctioned Country; or (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person that is, in the aggregate, directly or indirectly owned, 50 percent or more, or controlled by, or acting or purporting to act on behalf of, a Person or Persons described in clauses (a), (b) or (c).

“Sanctions” means all Laws relating to economic or financial sanctions or trade embargoes imposed, administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, the United Kingdom, the European Union, or any European Union member state.

“Scraped Dataset” shall mean any Data that was collected or generated by Company or a third-party using web scraping, web crawling, or web harvesting Software or any technology or service that turns the unstructured data found on the web into machine readable, structured data that is ready for analysis.

“SEC” means the United States Securities and Exchange Commission.

“Second Lien Notes” means the Company’s Second Lien Senior Subordinated Secured Notes due 2029.

“Section 102” means Section 102 of the Ordinance and the regulations and rules promulgated thereunder.

“Section 102 Trustee” means, ESOP Management and Trust Services Ltd., the trustee appointed by the Company in accordance with the provisions of Section 102(b) of the Ordinance and the rules and regulations promulgated in connection therewith, as amended.

“Secured Notes” means, collectively, the First Lien Notes and the Second Lien Notes.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any (a) accidental, unlawful or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other Processing of Personal Information and/or confidential information; (b) accidental, unlawful or unauthorized occurrence or series of related occurrences on or conducted through the Company IT Assets that jeopardizes or impacts the confidentiality, integrity, or availability of the Company IT Assets or any Personal Information or confidential information stored or otherwise Processed therein; or (c) occurrence that constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law.

“Software” shall mean any computer program, operating system, database, applications system, application programming interface (API), firmware or software code of any nature, whether operational, under development or inactive, including all object code, source code, data files, rules, definitions or methodology derived from the foregoing and any derivations, updates, enhancements and customization of any of the foregoing, processes, know-how, operating procedures, methods and all other technology embodied with the foregoing, tools, developers’ kits, utilities, developers’ notes, technical manuals, user manuals and other documentation thereof, including comments and annotations related thereto, whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“TASE” means the Tel-Aviv Stock Exchange Ltd.

“TASECH” means the Tel-Aviv Stock Exchange Clearing House Ltd.

“TASE Share” means, as of any time of determination, each share of Company Common Stock issued and outstanding that is held through the TASECH.

“Tax Benefits Preservation Plan” means that certain Tax Benefits Preservation Plan, dated as of January 22, 2024, by and between the Company and Equiniti Trust Company, LLC, as Rights Agent, as amended by that certain Amendment No. 1 to the Tax Benefits Preservation Plan, dated as of February 16, 2024.

“Tax Return” means any report, return (including information return), certificate, claim for refund, election, estimated tax filing or declaration required to be filed or actually filed with a Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all U.S. federal, state, local and non-U.S. (a) taxes, assessments, fees, levies, duties, tariffs, imposts and other charges in the nature of a tax, including income, franchise, windfall or other profits, gross receipts, personal property, real property, sales, use, net worth, capital stock, alternative or add-on minimum, environmental, use, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, disability, registration, gains tax and estimated taxes, and (b) any interest, penalty, or additional amounts imposed with respect to any of the foregoing, whether disputed or not.

“Trade Compliance Laws” means (a) any Laws enforced by the U.S. Government relating to the regulation of imports, exports, re-exports, transfers, releases, shipments, transmissions or any other provision of goods, technology, software or services, including the International Traffic in Arms Regulations (ITAR), 22 C.F.R. Parts 120 et seq., the Export Administration Regulations (EAR), 15 C.F.R. Parts 730 et seq., the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861) Foreign Trade Regulations (15 C.F.R. Part 30) all applicable customs and import Laws, including the customs regulations set forth in Title 19 of the Code of Federal Regulations and 19 C.F.R. Chapter 1, the Tariff Act of 1930 and the Laws, regulations and programs administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement and their respective predecessor agencies, the antiboycott Laws administered by the U.S. Department of Commerce and U.S. Department of the Treasury’s Internal Revenue Service, and (b) all applicable trade, export control, import, and antiboycott Laws imposed, administered or enforced in jurisdictions in which the Company operates or has operated, except to the extent inconsistent with U.S. Law.

“Trading Day” shall mean a day on which shares of Parent Common Stock are traded on the Nasdaq.

“Training Data” shall mean any data used to develop, train, refine, fine tune, test or improve the Company’s AI Technologies, including Data contained in or obtained from Scraped Datasets.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Union” means any union, labor organization, works council, employee association or other bargaining unit representative.

“Willful and Material Breach” means a material breach of a representation, warranty or covenant that is the consequence of a deliberate act or omission of the breaching party.

9.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Appraisal Rights”	Section 2.11(a)
“Assumed Option”	Section 2.6(a)(i)
“Assumed RSU Award”	Section 2.6(b)(ii)
“Change of Company Board Recommendation”	Section 6.3(a)
“Clean Team Agreement”	Section 6.2(b)
“Closing”	Section 1.2(a)
“Closing Date”	Section 1.2(a)
“COBRA”	Section 3.9(d)
“Company”	Preamble
“Company 401(k) Plans”	Section 6.8(c)
“Company AI Products”	Section 9.4
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Book-Entry Shares”	Section 2.2(b)(ii)
“Company Bylaws”	Section 3.1(b)
“Company Cancelled Shares”	Section 2.1(a)(iii)
“Company Capitalization Date”	Section 3.2(a)
“Company Certificated Shares”	Section 2.2(b)(i)
“Company Charter”	Section 3.1(b)
“Company Common Stock”	Recitals
“Company Disclosure Schedule”	Article 3
“Company Fairness Opinion”	Section 3.21
“Company Financial Statements”	Section 3.7(c)
“Company ISA Documents”	Section 3.7(a)

“Company IT Assets”	Section 3.15(j)
“Company Leased Real Property”	Section 3.18(b)
“Company Material Contract”	Section 3.11(b)
“Company Notice Period”	Section 6.3(e)(i)
“Company Permits”	Section 3.12
“Company Preferred Stock”	Section 3.2(a)
“Company Real Property Leases”	Section 3.18(b)
“Company Registered Intellectual Property”	Section 3.15(a)
“Company Related Party”	Section 3.24
“Company Rights”	Section 3.2(c)
“Company SEC Documents”	Section 3.7(a)
“Company Stock”	Section 3.2(a)
“Company Stockholders Meeting”	Section 6.1(a)
“Company Subsidiary”	Section 3.1(a)
“Company Termination Fee”	Section 8.3(a)
“Company Transaction Litigation”	Section 6.6
“Confidentiality Agreement”	Section 6.2(b)
“Continuing Service Provider”	Section 2.6(a)(i)
“Covered Persons”	Section 6.9(a)
“Current ESPP Offering Periods”	Section 2.6(d)
“Data Partners”	Section 3.16(a)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.11(a)
“Effect”	Section 9.4
“Effective Time”	Section 1.2(b)
“Enforceability Limitations”	Section 3.3(a)
“Estimated Closing Statement”	Section 2.8
“Exchange Agent”	Section 2.2(a)
“Extended Outside Date”	Section 8.1(b)
“First Certificate of Merger”	Section 1.2(b)
“First Effective Time”	Section 1.2(b)
“First Merger”	Recitals
“First Surviving Corporation”	Recitals
“Houlihan Lokey”	Section 3.21
“Initial Outside Date”	Section 8.1(b)
“Integration Planning Activities”	Section 6.14(a)
“Intended Tax Treatment”	Section 2.10

“Intermediate Sub”	Section 1.1(a)
“Israeli Employees”	Section 3.10(j)
“Legal Impediment”	Section 7.1(b)
“Mergers”	Recitals
“Merger Sub I”	Preamble
“Merger Sub I Merger Shares”	Section 2.1(a)(v)
“Merger Sub II”	Preamble
“Merger Subs”	Preamble
“New Plans”	Section 6.8(b)
“Non-U.S. Company Benefit Plan”	Section 3.9(a)
“Notes Restructuring Agreement”	Recitals
“Notes Restructuring Transactions”	Recitals
“OFAC”	Section 9.4
“Old Plans”	Section 6.8(b)
“Original Agreement”	Recitals
“Outside Date”	Section 8.1(b)
“Parent”	Preamble
“Parent Board”	Recitals
“Parent Financial Statements”	Section 4.5(c)
“Parent Parties”	Preamble
“Parent SEC Documents”	Section 4.5(a)
“Parent Subsidiary”	Section 2.1(a)(iii)
“Privacy Requirements”	Section 3.16(a)
“Proxy Statement/Prospectus”	Section 6.1(a)
“Registration Statement”	Section 6.1(a)
“Required Company Vote”	Section 3.3(a)
“Section 14 Arrangement”	Section 3.10(j)
“Second Certificate of Merger”	Section 1.2(b)
“Second Effective Time”	Section 1.2(b)
“Second Merger”	Recitals
“Surviving Corporation”	Recitals
“Takeover Statutes”	Section 3.23
“Tax Benefits Preservation Plan Waiver”	Section 3.3(b)
“Terminated Company 401(k) Plan”	Section 6.8(c)
“Trade Secrets”	Section 9.4
“WARN Act”	Section 3.10(f)

9.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7 Entire Agreement. This Agreement (together with the Exhibits, the Company Disclosure Schedule and the other documents delivered pursuant hereto), the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof (including, for the avoidance of doubt, the Original Agreement) and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to Parent or the Company. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.10 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and, subject to Section 6.9(a), nothing in this Agreement is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties, and consequently, may not accurately characterize actual facts or circumstances.

9.11 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” and “Schedules” are intended to refer to Sections of this Agreement, and Exhibits and Schedules to this Agreement. The Exhibits and Schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. All references in this Agreement to “dollars” or “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Any Contract or Law defined or referred to herein means any such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. Any statement in this Agreement to the effect that any information, document or other material has been “furnished,” “delivered” or “made available” to a party or its representatives means that such information, document or other material was posted to the electronic data room hosted by Intralinks on behalf of the Company in connection with the transactions contemplated hereby no later than 11:59 p.m. New York City time on the date that is two Business Days prior to the date of the Original Agreement and has been made available on a continuous basis by or on behalf the Company for review therein by Parent and the Parent Representatives since such time.

9.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), or if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the federal courts of the United States of America, the Federal court of the United States of America sitting in the district of Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement, to the fullest extent permitted by Law, irrevocably consents to service of process in the manner provided for notices in Section 9.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12(c).

9.13 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to Agreement or any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include signatures transmitted by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, or any other similar state Laws based on the Uniform Electronic Transactions Act.

9.14 Specific Performance. The parties agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached (including failing to take such actions as are required by the parties hereunder to consummate the transactions contemplated hereby), irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, subject to the limitations set forth in this Section 9.14, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case, in the Court of Chancery of the State of Delaware or, solely if such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex

Commercial Division), or if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the federal courts of the United States of America, the Federal court of the United States of America sitting in the district of Delaware, and any appellate court from any thereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties shall waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or Parent’s pursuit of specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach. It is accordingly agreed that, prior to the termination of this Agreement in accordance with Article 8, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without necessity of posting bond or other security (any requirements therefor being expressly waived)) in accordance with Section 9.12, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.15 Modification or Amendment. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the First Effective Time, whether before or after Company has obtained the Required Company Vote; provided, that, after the Required Company Vote has been obtained, no amendment shall be made that, pursuant to applicable Law, requires further approval or adoption by the stockholders of Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

9.16 Extension; Waiver. At any time prior to the First Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Required Company Vote has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

[Signature pages follow]

IN WITNESS WHEREOF, the Parent Parties and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent:

SOUNDHOUND AI, INC.

By:	/s/ Keyvan Mohajer
Name: Keyvan Mohajer
Title: Chief Executive Officer

Merger Sub I:

LIGHTSPEED MERGER SUB INC.

By:	/s/ Keyvan Mohajer
Name: Keyvan Mohajer
Title: President and Chief Executive Officer

Merger Sub II:

LIGHTSPEED MERGER SUB II INC.

By:	/s/ Keyvan Mohajer
Name: Keyvan Mohajer
Title: President and Chief Executive Officer

The Company:

LIVEPERSON, INC.

By:	/s/ John Collins
Name: John Collins
Title: Chief Financial Officer and Chief Operating Officer